FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   October 31, 2003

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

PACIFIC NORTH WEST CAPITAL CORP

September 8, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

RIVER VALLEY PGM PROPERTY  - ADDITIONAL ASSAYS REPORTED

The River Valley property, located 60 km northeast of Sudbury is being explored by PFN as part of a 50:50 Joint-Venture with Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the project Manager.  To date, Anglo Platinum has committed $12 million to the project.

The holes reported below are collared in the Dana Lake (4 holes), Banshee Lake (11 holes), and Lismer’s Ridge Areas (4 holes).  Following a brief cessation to allow data to be interpreted and additional holes to be planned, drilling has recommenced on the Property.

Four of the 19 drill holes reported below were collared in the Dana Lake area (DL-146, 151, 153 and 155).  DL-151 assayed 2.87 g/t Pd+Pt over 14 metres, including 11.87 g/t Pd+Pt over 2.0 metres and 5.96 g/t Pd+Pt over 5.0 metres.

DANA LAKE AREA

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

DL-146	73.45	84.00	10.55	34.61	55	382	1002	1.44
incl.	73.45	78.00	4.55	14.93	67	532	1512	2.11

DL-151	275.00	289.00	14.00	45.93	93	709	2160	2.96
incl.	275.00	285.00	10.00	32.81	115	923	2829	3.87
incl.	275.00	280.00	5.00	16.41	168	1498	4460	6.13
incl.	277.00	279.00	2.00	6.56	334	3055	8814	12.20

DL-153	228.00	299.00	71.00	232.95	68	406	1165	1.64
incl.	251.00	282.00	31.00	101.71	92	523	1502	2.12
incl.	257.00	263.00	6.00	19.69	217	1066	3509	4.79
incl.	257.00	260.00	3.00	9.84	294	1350	4460	6.10
incl.	267.00	282.00	15.00	49.22	69	513	1297	1.88

DL-155 no significant values

BANSHEE LAKE AREA

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

BL-08	54.00	59.00	5.00	16.41	82	1063	1111	2.26
incl.	134.00	135.00	1.00	3.28	174	833	2756	3.76

BL-09	23.00	25.00	2.00	6.56	13	657	726	1.40
incl.	24.00	25.00	1.00	3.28	26	1020	1220	2.27

#

Page 2 PFN News September 8th, 2003

BANSHEE LAKE AREA

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

BL-09
incl.	43.00	45.00	2.00	6.56	89	505	560	1.15

BL-10	22.00	23.00	1.00	3.28	15	939	1939	2.89
BL-10	35.00	36.00	1.00	3.28	133	686	665	1.48

BL-11	91.00	103.00	12.00	39.37	81	352	346	0.78
incl.	96.00	98.00	2.00	6.56	125	750	738	1.61
BL-11	135.00	137.00	2.00	6.56	7	233	798	1.04

BL-12	191.90	194.00	2.10	6.89	13	291	1750	2.05
incl.	191.90	192.50	0.60	1.97	10	181	4192	4.38
BL-12	224.00	227.00	3.00	9.84	51	320	869	1.24

BL-13	50.00	51.00	1.00	3.28	12	290	1015	1.32

BL-14	58.00	59.00	1.00	3.28	61	1270	3474	4.81
BL-14	72.00	77.00	5.00	16.41	89	441	391	0.92
BL-14	139.00	140.00	1.00	3.28	55	306	906	1.27

BL-15	170.80	174.00	3.20	10.50	48	231	690	0.97

BL-16	4.00	24.00	20.00	65.62	94	385	537	1.02
incl.	9.00	12.00	3.00	9.84	186	714	1198	2.10
incl.	10.00	11.00	1.00	3.28	290	1090	1687	3.07
BL-16	94.00	96.00	2.00	6.56	68	396	1352	1.81

BL-17	85.00	100.00	15.00	49.22	65	276	295	0.64
incl.	85.00	86.00	1.00	3.28	22	554	474	1.05
BL-17	129.00	130.00	1.00	3.28	59	413	1435	1.91

BL-18	no significant values

LISMER’S	RIDGE
Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

LR-122	31.00	35.00	4.00	13.12	18	266	755	1.04

LR-123	142.00	145.00	3.00	9.84	41	352	964	1.36
LR-123	151.00	156.00	5.00	16.41	58	297	844	1.20
LR-123	175.00	179.00	4.00	13.12	28	350	896	1.27
LR-123	217.00	235.00	18.00	59.06	30	196	517	0.74
incl.	224.00	235.00	11.00	36.09	42	230	657	0.93

LR-124	165.00	167.00	2.00	6.56	44	924	2243	3.21
incl.	179.00	185.00	6.00	19.69	55	325	672	1.05

#

Page 3PFN News September 8th, 2003

LISMER’S	RIDGE
Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

LR-124	231.00	252.00	21.00	68.90	69	350	897	1.32
incl.	243.00	252.00	9.00	29.53	70	420	1039	1.53

LR-125	111.00	119.00	8.00	26.25	36	175	497	0.71

                             Drill Hole Collar Locations

Drill Hole	Grid E	Grid N	Dip	Az	Length (m)
DL-146	10	-50	-43	274	182
DL-151	-240	-130	-47	86	314
DL-153	-155	-215	-52	87	350
DL-155	-12	-585	-44	43	214
BL-08	5	-1225	-44	39	158
BL-09	38	-1259	-44	38	170
BL-10	77	-1300	-44	41	104
BL-11	108	-1347	-44	45	173
BL-12	142	-1367	-44	43	251
BL-13	143	-1302	-44	42	98
BL-14	40	-1295	-45	43	170
BL-15	2	-1295	-43	42	185
BL-16	35	-1200	-43	44	101
BL-17	-35	-1185	-45	43	210
BL-18	155	-1443	-44	42	392
LR-122	433NE	-2590SE	-45	86	98
LR-123	347NE	-2615SE	-46	40	274
LR-124	347NE	-2615SE	-55	42	304
LR-125	311NE	-2650SE	-44	84	161

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified Person for this release is Scott Jobin-Bevans, M.Sc., P.Geo.; assays were carried out by XRAL Laboratories (SGS Group).

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please contact Investor Relations Department

Toll Free 1-800-667-1870,  Via facsimile 1-604-685-8045

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

On behalf of the Board of Directors

“Harry Barr”

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

PACIFIC NORTH WEST CAPITAL CORP

September 8, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

RIVER VALLEY PGM PROPERTY

47 metres @ 5.02 g/t Pd + Pt

HIGHEST GRADE Pt-Pd INTERSECTION TO DATE

The River Valley property, located 60 km northeast of Sudbury is being explored by PFN as part of a 50:50 Joint-Venture with Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the Project Manager/Operator.  To date, Anglo Platinum has committed $12 million to the project and may earn 60% by completing a feasibility study, and 65% by funding the project through to production.

PFN is pleased to report drill hole DL-154, collared in the area of the Dana Lake South Deposit, intersected 5.02 g/t Pd+Pt over 47 metres, (154 ft), the highest grade intersection to date.

This mineralized zone in the marginal breccia unit is bracketed by above average grade mineralization, shows consistently high values, and is open to depth.   The total mineralized intersection was 68 metres @ 3.72 g/t  Pt+Pd.

DANA LAKE AREA

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

DL-154	243.00	311.00	68.00	223.11	163	902	2822	3.72
incl.	245.00	292.00	47.00	154.21	219	1218	3802	5.02
incl.	245.00	269.00	24.00	78.74	326	1769	5345	711
incl.	250.00	263.00	13.00	42.65	441	2386	7342	9.73
incl.	255.00	258.00	3.00	9.84	1040	4877	14130	19.01
incl.	256.00	257.00	1.00	3.28	1285	6170	18030	24.20
incl.	270.00	284.00	14.00	45.93	111	680	2335	3.04

About Pacific North West Capital Corp.

In addition PFN has a second joint venture with Anglo Platinum in the Sudbury Area.  At the Agnew Lake Project  Anglo Platinum has spent approximately $2.6M to date.  In Alaska, PFN has a third Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. Lonmin is presently funding a US $815,000 exploration program which is in progress. Total exploration commitments by major companies on PFN's projects in 2003 amount to CDN $6.8 million dollars. PFN is the operator of all three projects

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified Person for this release is Scott Jobin-Bevans, M.Sc., P.Geo.; assays were carried out by XRAL Laboratories (SGS Group).

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please contact Investor Relations Department

Toll Free 1-800-667-1870,  Via facsimile 1-604-685-8045

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

On behalf of the Board of Directors

“Harry Barr”

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 8, 2003

Item 3: Press Release

A Press release dated and issued September 8, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report drill hole DL 154 collared in the area of the Dana Lake South Deposit on the River Valley property, intersected 5.02g/t Pd+Pt over 47 metres (154ft), the highest grade intersection to date.

Item 5: Full Description of Material Change

See attached News Release dated September 8, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 8, 2003___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 8, 2003

Item 3: Press Release

A Press release dated and issued September 8, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report drill holes in the Dana Lake, Banshee Lake and Lismer’s Ridge Areas on it’s River Valley property.

Item 5: Full Description of Material Change

See attached News Release dated September 8, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 8, 2003___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

September 10, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

Stock Options Granted

The Management of Pacific North West Capital Corp. (the “Company”) wishes to announce that the Company has granted 700,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.76 per common share for a period of five years, subject to regulatory approval.

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please contact Investor Relations Department

Toll Free 1-800-667-1870,  Via facsimile 1-604-685-8045

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

On behalf of the Board of Directors

“Harry Barr”

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 10, 2003

Item 3: Press Release

A Press release dated and issued September 10, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

700,000 incentive stock options granted.

Item 5: Full Description of Material Change

Management of Pacific North West Capital Corp. wishes to announce that the Company has granted 700,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.76 per common share for a period of five years subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 11, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

September 11, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

EXPLORATION UPDATE UNION BAY PLATINUM PROJECT, ALASKA

A Fall exploration program is currently underway on the Union Bay Platinum Project. A US $815,000 mapping, drilling and sampling program was carried out during the summer months, and resulted in the discovery of a potentially significant new Platinum-bearing zone, the Continental Zone. An additional US $120,000 has been approved by Lonmin to further explore this new zone through mapping, channel sampling, geochemical and mineralogical analysis. The program is currently in progress. Results from the summer program are currently being interpreted and will be released in the coming weeks.

The Union Bay Project is a Joint Venture with LONMIN PLC the world's third largest underground primary platinum group metals producer which produced approximately 1.5 million ounces of platinum group metals and gold in 2002. The LONMIN agreement represents PFN’s third project financing with a major mining company.

The Union Bay prospect is located in southeast Alaska approximately 35 miles northwest of Ketchikan where several zones containing samples of multi-gram platinum values have been identified to date.

LONMIN has the option to continue to fund the Union Bay Project by expending a minimum of US$1 million per annum in 2004, 2005, and 2006, US $750,000 for each year thereafter.  PFN is the Operator of the project during the Exploration Phrase.

Under the terms of the agreement, LONMIN may earn up to 70% interest in the project by completing a full feasibility study, which will be approved by the JV Management Committee. Upon a decision by the JV Management Committee to proceed to place the project into Commercial Production, LONMIN will arrange 100% of the required financing.  Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs on agreed upon commercial terms. Under an earlier agreement between PFN and Freegold dated October 1, 2002, and subsequently amended April 2, 2003, PFN has the right to earn a 50% interest in the project.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America.  At present, PFN has two projects, River Valley (joint ventured with Anglo American Platinum Corporation Limited “Anglo Platinum”, the world’s largest producer of platinum group metals) and Agnew Lake, currently under option Anglo Platinum.  Anglo Platinum is funding a $5.3 million phase 6 drilling program in 2003 on River Valley and may earn a 65% interest by funding it to production. Total exploration commitments by major companies on PFN’s projects in 2003 amount to CDN $6.8 million dollars.

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please contact Investor Relations Department

Toll Free 1-800-667-1870,  Via facsimile 1-604-685-8045

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

On behalf of the Board of Directors

“Harry Barr”

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 11, 2003

Item 3: Press Release

A Press release dated and issued September 11, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Exploration program is currently underway on the Union Bay Platinum Project.

Item 5: Full Description of Material Change

See attached News Release dated September 11, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 11, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific North West Capital Corp. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on October 8, 2003 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2003, and the auditors’ report thereon.
2.	To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.
3.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
4.	To elect Directors for the ensuing year.
5.

To consider and, if deemed advisable, pass a special resolution of the shareholders of the Company approving the continuance of the Company under the Company Act (British Columbia) as more particularly set out in the accompanying Information Circular.

6.

To approve, by disinterested shareholders, the amendment to the Company’s stock option plan (the “Plan”) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 4,689,984 shares.

7.	To approve future private placements in excess of 25% of the Company’s current issued and outstanding capital.
8.

To approve, by disinterested shareholders, the issuance of up to 1,111,111 special warrants of the Company pursuant to a previously announced news release, as more particularly set out in the accompanying Information Circular.

9.	To approve the potential issuance of nominal value performance shares.
10.	To approve the adoption of a Shareholder Rights Plan.
11.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Freegold Ventures Limited and El Nino Ventures Inc.

12.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 10th day of September, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

President

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at August 22, 2003 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, October 8, 2003, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on August 22, 2003, as the record date (the “Record Date”) for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (the “shares”) of which 23,449,923 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	17,887,251	76.3%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

STATEMENT OF EXECUTIVE COMPENSATION

BC Form 51-904F – “Statement of Executive Compensation (Previously Form 41)” defines:

“Named Executive Officer” to mean the Chief Executive Officer (“CEO”) (regardless of the amount of compensation of that individual) and each of the Company’s four most highly compensated executive officers, other than the CEO, whose total salary and bonus is $100,000 or more;

“Stock Appreciation Rights” or “SARs” to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

“Long-term Incentive Plan” or “LTIP” to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The Company has two Named Executive Officers, being:

-

Harry Barr, President, Chief Executive Officer, and Director

-

John Royall, VP, Business Development and Director

The aggregate cash compensation paid to the Named Executive Officers during the Company’s fiscal year ended April 30, 2003, was $ 177,760.

Summary Compensation Table

The compensation for each Named Executive Officer for the Company’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr President and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	69,120 65,280 64,400	125,000 Nil 309,000	Nil Nil	Nil Nil	Nil Nil
John Royall VP, Business Development	2003 2002 2001	Nil Nil Nil	Nil 100,000 Nil	108,640 111,200 101,572	100,000 30,000 80,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement (the “Management Agreement”) dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  During the year, this agreement expired, however, the Company continues to pay $5,760 on a month to month basis.  The Company plans to renew the contract for an additional three years in due course.

During the financial year ended April 30, 2003, compensation matters were dealt with by the entire Board of Directors.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).  More detailed information regarding the Company’s compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule “A” hereto.

The Board is currently composed of four directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, two are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (Alberta), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Harry Barr, Bernard Barlin, and Lindsay Bottomer.  Mr. Barr is a “related” Director, and Mr. Barlin and Mr. Bottomer are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The board believes that Mr. Barr brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Lindsay Bottomer and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Bottomer and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Lindsay Bottomer, and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

Options and Stock Appreciation Rights (SARS)

The following Options/SARs were granted to Named Executive Officers in the most recently completed financial year.

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Canadian Gravity Recovery Inc.(1)	125,000	12.5%	$0.60	$0.55	Dec 31/07
John Royall	100,000	10.0%	$0.60	$0.55	Dec 31/07
	225,000	22.5%

(1)

Canadian Gravity Recovery Inc. is a private company wholly-owned by Harry Barr.

No Options/SARs were exercised by any Named Executive Officer during the most recently completed financial year.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $32,760.

Private Placements

Certain of the Company’s officers and Directors intend on purchasing securities of the Company pursuant to a private placement which may require shareholder approval under TSX policies.  Please refer to Item 8 under “Particulars of Matters to be Acted Upon” for further information with respect to the private placement that is currently before the shareholders for approval.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company is indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2003.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Shareholders of the Company will be asked to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 22, 2003.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(2) Canada President, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 – present); Chairman, CEO and Director of Freegold Ventures Limited (1999-present); President, CEO and Director of Freegold Ventures Limited (1985-1999); Director of El Nino Ventures Inc. (1999 – present) and Director of Cinemage Corporation (1998 – present).	1996	1,462,817(3)
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present); and Director of Freegold Ventures Ltd. (1985-present).	2000	3,500
Lindsay Bottomer(2) Canada Director	President and CEO of Southern Rio Resources Ltd. (2001-present); Vice-President, Exploration of IMA Exploration Inc. (1999-2001); Vice-President, Exploration of Freegold Ventures Limited and CanAlaska Ventures Ltd. (1998-1998).	1998	Nil
Gordon Steblin Canada Chief Financial Officer	Chief Financial Officer of Freegold Ventures Limited (2002-present); CanAlaska Ventures Ltd. (2002-present); and El Nino Ventures Inc. (2002-present). Account of Freegold Ventures Limited (1994-2002); CanAlaska Ventures Ltd. (1994-2002); Pacific North West Capital Corp. (1996-2002); and El Nino Ventures Inc. (1999-2002).	Nominated	14,647
Taryn Downing Canada Secretary	Secretary of CanAlaska Ventures Ltd. (1995-present); Director of CanAlaska Ventures Ltd. (2002-present); Secretary of Freegold Ventures Limited (1995-present); Director of Freegold Ventures Limited (2003-present); Secretary of El Nino Ventures Inc. (1999-present) Director of El Nino Ventures Inc. (2000-present); and Secretary of Pacific North West Capital (1998-present)	Nominated	14,647

Notes:

(1)

The information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Of the 1,462,817 shares owned by Harry Barr 371,500 shares are directly owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr, 1,043,670 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr, and the remaining 47,647 shares are owned directly by Harry Barr.

Harry Barr and Bernard Barlin are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

5.

Continuation Out of Alberta to British Columbia

The Company is incorporated under the Alberta Business Corporations Act (the “ABCA”).  The Board of Directors believes it is desirable for the Company to continue (the “Continuance”) its corporate existence under the laws of the Province of British Columbia.  The head office and management of the Company is located in the Province of British Columbia and the Company no longer has any affiliation with Alberta.  Management has therefore determined that it is appropriate to place before the Meeting a special resolution to approve the discontinuance of the Company from the Province of Alberta and to continue the Company into the Province of British Columbia pursuant to the British Columbia Company Act (the “BCCA”).

The Continuance will affect certain of the rights of shareholders as they currently exist under the ABCA.  The following is a brief comparison of the corporate laws of the Provinces of British Columbia and Alberta.  The following comparison focuses on the portions of the corporate laws that management of the Company feels are most relevant to the Company’s shareholders.  However, the comparison is not comprehensive and it is recommended that the Company’s shareholders seek legal advice if they have any questions about their rights.

Dividends

The payment of dividends to shareholders under both the BCCA and the ABCA is determined by the Board of Directors from time to time according to any special rights that may be attached to the outstanding shares as provided for in the constating documents.  Under the BCCA the record date for determining those shareholders entitled to receive the payment of a dividend may be fixed by the Board of Directors not more than 49 days before the date on which the entitlement to receive a dividend payment occurs.  Under the ABCA such a record date is limited to not more than 50 days prior to the date for the payment of any such dividend.

Meetings of Shareholders

Under the BCCA, every general meeting of a company incorporated under the BCCA must be held in the Province of British Columbia unless, prior to such meeting, the Registrar of Companies for British Columbia has given consent to the meeting being held outside of the Province of British Columbia.  The ABCA specifies that general meetings shall be held in Alberta, or outside Alberta if all the shareholders entitled to vote at that meeting so agree or at any place outside Alberta as may be specified in the articles of the corporation.

Annual General Meetings of a corporation under the jurisdiction of the ABCA must be held not more than 15 months after the holding of the last Annual General Meeting whereas Annual General Meetings under the BCCA must be held at least once in every calendar year and not more than 13 months after the date that the corporation's last Annual General Meeting was held.

Under each of the BCCA and the ABCA, every shareholder entitled to vote at a meeting of shareholders has, upon a ballot being required, one vote for each share held by that shareholder, unless the articles of the company otherwise provide.  In addition, every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, who need not be a shareholder of the company, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.

Removal of Directors between Annual General Meetings

Pursuant to the BCCA the shareholders of a company may remove from office a director of a company between Annual General Meetings by way of a special resolution.  Under the BCCA a special resolution requires 75% of the votes cast at the meeting of shareholders held for that purpose.  Under the provisions of the ABCA the shareholders of a corporation may remove from office a director between Annual General Meetings by way of an ordinary resolution which requires a simple majority of the votes cast at a special meeting of shareholders held for that purpose, so long as the votes cast against the removal of the director are not sufficient to elect the director and subject to any cumulative voting provisions in the articles of the corporation or a unanimous shareholder agreement.

Election of Directors

Under the BCCA, a reporting company and, under the ABCA, a distributing corporation, must have a minimum of three directors on its Board of Directors.  Pursuant to the provisions of the BCCA the majority of the directors of a company must be persons ordinarily resident in Canada, one director of a company must be ordinarily resident in British Columbia and directors are elected or appointed in accordance with the articles of the company.  Under the ABCA, at least half of the directors of a corporation must be resident Canadian.  There are no Alberta residency requirements. The articles of a corporation or unanimous shareholder agreement may provide for a director's term to last longer than the period of time between successive Annual General Meetings provided however that the term does not exceed the third Annual General Meeting of the shareholders of that corporation following that director's election.

Under the BCCA and the ABCA, the minimum age of a person qualified to become a director of a corporation is eighteen years.  The other conditions disqualifying persons to become directors of a corporation under the BCCA and the ABCA are also equivalent (i.e. cannot be an undischarged bankrupt, a corporation or a person found to be incapable of managing his or her own affairs by reason of mental affirmity) except that under the BCCA additional disqualifications exist to the extent of a person who has been convicted of an offense within the last five years in connection with the promotion, formation or management of a company, or involving fraud or a person whose registration in any capacity has been cancelled under the Securities Act (British Columbia) or the Mortgage Brokers Act (British Columbia).

Oppression and Derivative Actions

Each of the BCCA and the ABCA provide for similar remedies for oppression and for commencing derivative actions.  With respect to oppression, in both jurisdictions, an application may be brought to the Court for an order that the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the members, including the applicant.  British Columbia law also includes provisions for an oppression action where some act of the company has been done, or is threatened, or some resolution of the members or any class of members has been passed or is proposed, that is unfairly prejudicial to one or more members.  Alberta law includes affiliates as well as the corporation, provides for omission by the corporation and includes situations that unfairly disregard the interests of any security holder, creditor, director or officer.  In British Columbia, an application to the Court must be brought by a member which includes, for the purposes of an oppression action, a beneficial owner and any other person who, in the discretion of the Court is a proper person to make an application.  In Alberta, a registered holder, beneficial owner, former registered holder or beneficial owner of a security of a corporation or any of its affiliates, a director, officer, or former director or officer of a corporation or any of its affiliates, a creditor or any other person allowed by the Court may bring such an application (the “Complainant”).  In both jurisdictions the Court is given broad discretion to rectify the oppressive action as it thinks fit.

Pursuant to a derivative action, in British Columbia a member (as defined in the above paragraph) or a director may, with leave of the Court bring an action on behalf of and in the name of the company to enforce a right, duty, or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation, or defend an action brought against the company.  The laws of Alberta allow broader access to various parties described above as the Complainant.  Alberta also allows for such leave to apply to subsidiaries of the corporation.  In both jurisdictions, to obtain leave the applicant must have made reasonable efforts to cause the directors of the company to commence, diligently prosecute or defend the action, must be acting in good faith and it must appear to be in the interest of the company that the action be brought or defended.

Rights of Dissenting Shareholders

Each of the BCCA and the ABCA contains provisions giving shareholders of a company the right to dissent in respect of certain resolutions being put to the shareholders of the company for a vote (i.e. to the continuance of that company to another incorporation jurisdiction, to the proposed sale of all or substantially all of the company’s undertaking, to amend the company’s articles so as to change or remove any restriction on the business or businesses that the company may carry on and to an amalgamation of the company with another company or companies).  Each of the BCCA and the ABCA contain certain additional rights of dissent.  For example, the BCCA provides an additional right of dissent where a company converts from a specially limited company under the BCCA or for a resolution approving the winding up of a company where the winding up involves the payment, or any liability for payment of money, by the members of the company being wound up.  The ABCA contains additional rights of dissent where a corporation proposes to amend its articles so as to add, change or remove any provisions restricting or constraining the issue or transfer of shares or where the resolution involves a change to the number or rights, privileges, restrictions or conditions attached to a class or series of shares.

Resolutions of Shareholders Passed at Meetings

Under each of the BCCA and the ABCA resolutions passed by shareholders at meetings are, unless required to be passed as a special resolution, passed as an ordinary resolution requiring a simple majority of the votes cast.  Under the BCCA a special resolution requires 75% of the votes cast at the meeting at which the vote is taken whereas under the ABCA a special resolution only requires two-thirds of the votes cast.

Compulsory Acquisition of Shares

Each of the BCCA and the ABCA contain provisions allowing for the compulsory acquisition of the remaining issued and outstanding shares of a company where the entity making the acquisition has acquired not less than 90% of the outstanding shares (or class of shares in respect of which the offer has been made) of that company.  The BCCA limits, however, the compulsory acquisition procedure to a situation where the offeror is a company which has been incorporated under the BCCA.  The ABCA allows the compulsory acquisition procedure to be used by a person whether or not such person is a corporation or whether or not, if a corporation, it has been incorporated under the ABCA.

Limitations on Directors Liability

Under each of the BCCA and the ABCA, the directors of a company who vote for, or consent to a resolution authorizing:

(a)

the purchase, redemption or other acquisition of shares of the company in a situation where the company is insolvent or if such acquisition, purchase or redemption would render the company insolvent;

(b)

a commission or discount on a sale of shares of the company contrary to the provisions of the respective legislation;

(c)

a payment of a dividend in the situation where the company is insolvent or the payment renders the company insolvent;

(d)

giving financial assistance to purchase shares of the company contrary to the respective legislation; or

(e)

the payment of an indemnity to a director or former director of the company contrary to the provisions of the respective legislation,

are jointly and severally liable to the corporation to:

(i)

under the BCCA, make good any loss or damage suffered by the company as a result; or

(ii)

under the ABCA, restore to the corporation any amounts so paid and the value of any property so distributed, and not otherwise recovered by the corporation.

In addition, under the BCCA, directors liability extends to directors who vote for or consent to a resolution authorizing the company to carry on business that is not consistent with the business which that company is restricted in carrying on by its Memorandum and in respect of which the company has paid compensation to any person.  Under the ABCA the directors are liable for a payment to a shareholder of a corporation contrary to the provisions in the legislation pertaining to payments to dissenting shareholders and for voting for or consenting to a resolution authorizing the issuance of a share for consideration other than money where the value of the consideration received is less than the equivalent of the money that the corporation would have received if the share had been issued for money.

Under the ABCA, an action to enforce liability upon directors pursuant to such legislation may not be commenced after two years from the date of the resolution authorizing the action complained of.  No such time limitation, however, is contained in the BCCA.

Indemnification of Directors and Officers

Each of the ABCA and the BCCA allows a company to indemnify a director or officer or a former director or officer of the company against all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgement actually and reasonably incurred by him) in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the company, if he acted honestly and in good faith with a view to the best interest of the company and in the case of a criminal or administrative action or proceeding if he had reasonable grounds for believing his or her conduct was lawful.  Under the BCCA however such indemnity requires the approval of the Supreme Court of British Columbia whereas under the ABCA the approval of the appropriate Court to an indemnity is only required in respect of an action by or on behalf of the corporation itself to procure a judgment in its favour and to which the director or officer is made a party by reason of him being or having been a director or officer of the corporation.  The ABCA also provides for indemnification of a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor.  Each of the ABCA and the BCCA also allow a company to purchase and maintain insurance for the benefit of its directors and officers.

Procedure for Effecting the Continuation of the Company from the Province of Alberta to the Province of British Columbia

Under the ABCA, in order to effect the Continuance of the Company from the Province of Alberta to British Columbia, the Continuance must be authorized by an ABCA Special Resolution, and the Company must establish to the satisfaction of the Registrar of Corporations that the proposed continuance to British Columbia will not adversely affect the creditors or shareholders of the Company.  The Registrar of Corporations will issue a consent letter upon receipt of a letter from the Company stating that an ABCA Special Resolution of the Company’s shareholders has been passed, along with the filing fee.

A copy of the consent from the Registrar of Corporations to the Continuance along with prescribed documents under the BCCA (which include the Instrument of Continuance, Memorandum, Articles and the prescribed fee) are then filed with the Registrar of Companies for British Columbia and a Certificate of Continuance is obtained.  Pursuant to the ABCA, the Company is deemed to cease to be a corporation within the meaning of the ABCA on and after the date on which it is deemed continued under the laws of British Columbia pursuant to the issuance of the Certificate of Continuance from the Registrar of Companies for British Columbia.  Notwithstanding the Continuance of the Company from the Province of Alberta to British Columbia, the ABCA and the BCCA provide that all the rights of creditors of the Company against the Company’s property, rights and assets and all liens on the Company’s property, rights and assets are unimpaired by the continuance and all the debts, contracts, liabilities and duties of the Company from then on attach to the Company as continued into British Columbia and continue to be enforceable against it as if the Company had remained incorporated under the ABCA.

Right of Dissent – Alberta

Pursuant to section 191 of the ABCA, any shareholder of the Company who dissents in respect of the ABCA special resolution to continue the Company's jurisdiction of incorporation from Alberta to British Columbia is entitled, upon compliance with appropriate procedures, to be paid the fair market value of the shares held by him or her determined as of the day before the continuance resolution was passed.  The following is a summary of the operation of the provisions of the ABCA relating to shareholder’s dissent and appraisal rights.  Any shareholder of the Company considering the exercise of his or her right of dissent should seek his or her own legal advice since failure to comply strictly with the provisions of the ABCA may prejudice his or her right of dissent.

Pursuant to the ABCA, a shareholder who wishes to dissent in respect of the special resolution (the “Continuance Resolution”) to continue the Company’s jurisdiction of incorporation to the laws of British Columbia must give written notice of his or her dissent (“Notice of Dissent”) to the Company, no later than 10:00 a.m. (Vancouver, British Columbia time) on October 8, 2003.  Notice of Dissent is to be delivered by hand to the Company at the Company’s Meeting or by registered mail addressed to the Company at 2303 West 41st Avenue, Vancouver, British Columbia  V6M 2A3 no later than 10:00 a.m. (Vancouver, British Columbia time) on October 8, 2003.  The giving of a Notice of Dissent does not deprive a shareholder of his or her right to vote on the Continuance Resolution.  A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute Notice of Dissent.  A Company’s shareholder, however, is not entitled to dissent if such shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) any such shares in favour of the Continuance Resolution, but a Company’s shareholder may abstain from voting on the Continuance Resolution or may vote as a proxy for a Company’s shareholder whose proxy requires an affirmative vote without affecting his or her dissent rights.  A Company’s shareholder may only dissent with respect to all shares of a particular class held by the Company’s shareholder on behalf of any one beneficial owner.  That is, a Company’s shareholder is not allowed to dissent with respect to a portion of his or her shareholdings of a particular class.

After adoption of the Continuance Resolution, either the Company or the shareholder who gave Notice of Dissent can apply to Court to fix the fair value of the shares that are subject to the dissent.  Once an application to Court is made, the Company must make a written offer to pay an amount considered by the Directors to be the fair value of the shares to each dissenting shareholder.  If the Company brings the application this written offer to pay must be sent at least 10 days before the date of the application.  If a shareholder brings the application, the written offer to pay must be sent within 10 days after the Company is served with a copy of the originating notice of the application.

The Court, if the dissenting shareholder and the Company do not agree on an amount to be paid for the dissenting shares, will make an order fixing the fair value of the shares and providing a time frame for payment.  The price to be paid to a dissenting shareholder for his or her shares of the Company shall, in accordance with the ABCA, be the fair value of the Company’s shares as of the close of business on the last business day before the date on which the Continuance Resolution was adopted.  A dissenting shareholder ceases to have any rights as a shareholder in respect of the Company’s shares for which Notice of Dissent has been given other than the right to be paid fair value for such shares on the earlier of:

(a)

the Continuance becoming effective;

(b)

entering into an agreement with the Company as to the payment for the subject shares; or

(c)

the pronouncement by the Court as to the payment for the subject shares.

Until one of the events mentioned in the above paragraph occurs, the dissenting shareholder may withdraw his or her dissent or the Company may rescind the Continuance Resolution.  In either of these events, any dissent proceedings before the Court will be discontinued.

In order to be passed, the Continuance Resolution approving the Continuance requires a majority of not less than two-thirds of the votes cast by those members voting in person or by proxy.

The complete text of the special resolution which management intends to place before the Meeting, for approval, confirmation and adoption, with or without modification, is as follows:

“BE IT HEREBY resolved as a special resolution of the Company that:

1.

the continuance of the Company under the laws of British Columbia as if the Company had been incorporated under the laws of British Columbia is hereby approved;

2.

the Company is hereby authorized to make application to the Director under the Alberta Business Corporations Act (the “ABCA”), pursuant to section (1) of the ABCA, for authorization to continue under the British Columbia Company Act (the “BCCA”);

3.

the Company is hereby authorized to make application to the Registrar under the BCCA pursuant to section 36 of the BCCA, for a Certificate of Continuance continuing the Company thereunder;

4.

the Instrument of Continuance, Memorandum, Articles and Notice of Offices forming part of the application referred to in paragraph 3 hereof shall be submitted to the Registrar under the BCCA in substantially the forms approved by the Board of Directors of the Company, and the amendment of the Articles of the Company upon the filing of the said application in accordance therewith is hereby confirmed and approved;

5.

any one officer or Director of the Company is hereby authorized and directed on behalf of the Company to sign, execute and deliver all documents and to do all things necessary or advisable in connection with the continuance of the Company under the laws of British Columbia;

6.

the Board of Directors of the Company is hereby authorized to revoke this special resolution without further approval of the shareholders of the Company at any time prior to the endorsement by the Director under the ABCA of an Application for Authorization to Continue in Another Jurisdiction; and

7.

upon the issue of a Certificate of Continuance under the BCCA, a copy of the Certificate and Instrument of Continuation shall be filed with the Director under the ABCA within 60 days after the date of such issuance.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying form in favour of the special resolution approving the discontinuance of the Company from the Province of Alberta and the continuance of the Company into the Province of British Columbia.

This resolution may not be acted upon.

6.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 4,114,207 to 4,689,984 shares.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed  shares.  As of the Record Date,  shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

-

181,000

Shares reserved for issuance pursuant to unexercised

-

3,001,500

   incentive stock options

Unallocated shares available for future grants of

-

931,707

   incentive stock options

TOTAL:

4,114,207

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 4,689,984 shares.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 4,689,984 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended.”

7.

General Authority to Increase Capitalization

The Company, from time to time, secures opportunities to raise additional financing on advantageous terms.  The Company expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the TSX, the aggregate number of shares of a listed company which may be issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any six-month period cannot exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to the particular transaction in respect of which approval of the TSX is being sought (the “25% Rule”), unless there has been shareholder approval for such transactions.

The application of the 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.  In particular, management of the Company consider it to be in the best interests of the Company to retain flexibility for the Company to obtain working capital and exploration money by way of private placement financing, if necessary.  The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such approval is given.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, the Company requests that its shareholders pass an ordinary resolution authorizing such issuance.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the pricing and other policies of the TSX relating to private placements.

8.

Approval of 1,111,111 Unit/Special Warrant Private Placement ($500,000)

On July 2, 2003, the Company announced a non-brokered private placement (the “Non-Brokered Private Placement”) of 1,111,111 units (the “Units”) at a price of $0.45 per Unit, with each Unit consisting of one common share and one-half of one common share purchase warrant.  Each whole warrant will be exercisable for one common share of the Company at a price of $0.60 per share for a period of one year from the date of issue of the warrants.  The Non-Brokered Private Placement is entirely non-arm’s length of the Company.  On the same day, the Company announced a brokered private placement (the “Brokered Private Placement”) of up to 1,111,111 flow-through shares at $0.45 per share and up to 2,222,222 units at $0.45 per unit, which units are identical to the Units offered under the Non-Brokered Private Placement.

On August 21, 2003, the Company completed a partial closing of the Brokered Private Placement, whereby the Company issued 1,111,111 flow-through shares and 62,000 units.  In the event a second closing of the Brokered Private Placement occurs prior to the Meeting, then the securities issued under the Non-Brokered Private Placement will likely exceed the TSX’s 25% Rule (described in Section 7 above).  Accordingly, should a second closing of the Brokered Private Placement occur prior to the Meeting so as to make the issuance of securities under the Non-Brokered Private Placement exceed the 25% Rule then management of the Company will, at the Meeting, seek shareholder approval to the issuance of securities under the Non-Brokered Private Placement.

On August 21, 2003, the Company issued 1,111,111 special warrants (the “Special Warrants”) in place of Units to the placees under the Non-Brokered Private Placement in order to facilitate the receipt by the Company of subscription proceeds from the Non-Brokered Private Placement on the same date as the initial closing of the Brokered Private Placement.  The Special Warrants were issued at a price of $0.45 per Special Warrant and will be convertible, at no additional charge to the holder, into a Unit immediately after the Meeting on October 8, 2003, (i) if shareholder approval is not required or (ii) if shareholder approval is obtained at the Meeting, in the event shareholder is required.  The Company received full proceeds of this offering at the time of issuing the Special Warrants, however, should the issuance of securities exceed the TSX’s 25% Rule, the terms of the subscription require that the Company return all proceeds and cancel the placement if the Non-Brokered Private Placement is not ratified and approved by a simple majority of disinterested shareholders (being those shareholders who are not placees under this private placement).  The Company has received TSX conditional approval to the Non-Brokered Private Placement as structured.

9.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,172,496 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 23,449,923 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

10.

Shareholder Rights Plan

At the Meeting, members will be asked to consider, and, if acceptable, to approve, a resolution whereunder the Company adopt a Shareholder Rights Plan Agreement as summarized below under the heading “Terms of the Shareholder Rights Plan”.

The Shareholder Rights Plan provides that it will terminate unless it is confirmed by a resolution passed at the meeting by a majority of the votes cast.  At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan.

i)

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to the change in control of the Company.  It is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  Like most companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares.  Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders.  Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.  Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

ii)

Zimmerman Amendments

In 1996, a committee established by the Investment Dealers Association of Canada issued a report on take-over bids.  The report, known informally as the “Zimmerman Amendments”, contained 14 recommendations.  The Zimmerman Amendments came into force on March 31, 2001, and with the exception of Quebec, were incorporated into the securities acts of each Canadian jurisdiction that has take-over bid legislation.  The necessary legislative amendments were passed in Alberta and British Columbia in 1998.

Salient particulars of the Zimmerman Amendments are as follows:

(a)

the minimum time that a bid must be open for acceptance is 35 days (increased from 21 days), and no securities deposited under the bid may be taken up until the expiry of the 35 day period;

(b)

a depositing security holder may withdraw tendered securities at any time before the securities have been taken up

(c)

a depositing security holder may withdraw tendered securities at any time up to three business days following the time when the securities have been taken up if the securities have not been paid for;

(d)

the deadline for the payment of securities taken up is extended from three days to three business days after take up;

(e)

the time in which the initial directors’ circular must be delivered is extended from 10 days to 15 days after the date of the bid; and

(f)

a take-over bid may be commenced by advertisement, subject to the following:

(i)

on or before the date of the advertisement, the bidder files the bid and delivers it to the target company;

(ii)

on or before the date of the advertisement, the bidder requests a shareholder list from the target company; and

(iii)

the bid must be delivered to the target company’s shareholders within two business days of the receipt by the bidder of the shareholder list.

i)

Reasons for Adoption of Shareholder Rights Plan

Notwithstanding the Zimmerman Amendments, the Board of Directors of the Company believes that the adoption of a Shareholder Rights Plan is in the best interests of the Company and its shareholders.  A public offer will not necessarily achieve all of the objectives of ensuring maximum value to shareholders.  Although current securities legislation provides, among other things, that the minimum deposit period for a formal take-over bid is 35 days, the Board of Directors is of the view that this period is insufficient, and that the directors would be unable to pursue and consider other, competing, alternatives.  The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any takeover bid and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

It is the Board of Directors’ position that a Shareholder Rights Plan would provide the Company with the following benefits:

Sufficient time to Consider Alternatives and Underlying Value

The Board of Directors believes that the Zimmerman Amendments do not give the Company, which is involved in early stage exploration and development of precious and base metal assets, sufficient time to adequately consider and respond to an unsolicited take-over bid.

As was set out above, the Board of Directors believes that the 35 day minimum time period for a take-over bid, does not provide sufficient time for third parties to review and to determine whether to offer to make a competing bid or alternative transaction for the Company.  The exploration and development of precious and base metal properties requires market value assessments, which can be extremely complicated when assessing fair value in relation to potential mineral discoveries with potential commercial value.

In addition, the Board of Directors believes that it is difficult for the Board to determine the value of the Company and to make a fully informed recommendation to shareholders, as required by law, within statutory imposed time periods.  This is important for two reasons.  First determining the value of an early-stage platinum property is not as easy as valuing a later stage development project where a mineral resource has been determined or there is an operating mine.  In response to an unsolicited offer, the Board of Directors may have to undertake a detailed value recognition program so that the Board, third parties and ultimately the shareholders of the Company will be properly informed in making any decision with respect to unsolicited offer.  A value recognition program may include drilling or other exploration work, analysis, economic studies and other matters.  Second, in responding to an unsolicited offer, one means for the Board of Directors to determine fair value is whether a third party is willing to make a competing offer or alternative transaction.  The platinum mining industry in particular, is dominated and influenced by only a few large companies that may be in a position to make a competing bid or alternative transaction.  These large companies may be unable to make a competing bid or alternative transaction for other reasons entirely unrelated to the value of the Company.  In the absence of a credible third party that is at the time able to consider a competing offer or alternative transaction, it is very important for the Board of Directors to have time to establish the value of the Company through a value recognition program as described above.  The Board believes that such a value recognition program cannot be properly implemented and completed within 35 days.

The Board of Directors recognizes the securities regulatory authorities’ desire to allow shareholders the opportunity to decide whether to accept or reject an unsolicited take-over bid.  Accordingly, the “Permitted Bid” provisions of the Shareholder Rights Plan have been drafted in a manner to reflect all of these considerations.  The Shareholder Rights Plan provides that the length of time a Permitted Bid must remain open will decrease from 120 days to the statutorily required 35 days depending on the status of the development of the Company’s material properties and/or passage of time.  The passage of time requirement is included so that the length of time a Permitted Bid must remain open is reduced even if the Company does not advance its material properties.

The specific provisions of a Permitted Bid are described in greater detail below.

Requirement that a Permitted Bid be made for all Shares and to all Shareholders

The Board of Directors believes that a Permitted Bid should include a requirement that the take-over bid be made for all voting shares and to all holders of voting shares of the Company.  Securities legislation in Canada does not require that a take-over bid be made to 100% of the shares of the Company.  Accordingly, a bidder can make an offer to less than 100% of the shares and, as a result, current shareholders may be left in a Company with a substantial controlling shareholder and reduced liquidity.  In addition, securities legislation and policies in Canada do not require that a take-over bid be made to all shareholders, rather just that the offer be made to all shareholders within each province in Canada.  As a result, a take-over bid can be made to all shareholders in Canada but exclude shareholders resident in other jurisdictions.  The Shareholder Rights Plan therefore requires that, if a take-over bid is to be a Permitted Bid, the Offeror must make a bid for all of the voting shares and to all of the holders of voting shares.  It further clarifies that a bid, which excludes a holder of voting shares resident in a specific jurisdiction, does not meet the requirements of a Permitted Bid.

Requirement that a Permitted Bid be Extended 10 days in Event of Successful Offer

The Board of Directors believes that the “take it or leave it” expiry date structure of most take-over bids creates undue pressure for shareholders to tender into a bid.  A shareholder who is dissatisfied with the terms of the take-over bid and who would otherwise not tender into the bid many nonetheless decide to tender into the bid because he or she is concerned about becoming a minority shareholder in a company with substantial reduced liquidity.  The Shareholder Rights Plan therefore requires that if a take-over bid is to be a Permitted Bid, the Offeror must agree to extend the bid by 10 days in the event that greater than 50% of the outstanding shares are tendered into the bid.  In this way, a shareholder who is dissatisfied with the offer can initially refuse to offer but can retain the right to sell his or her shares into the bid if it is determined that the Offeror will obtain greater than 50% of the outstanding shares under the bid.

Protection in Event of “Exempt” Take-Over Bids

The Shareholder Rights Plan also continues to provide protection to ensure fair treatment of shareholders in the event of an “exempt” take-over bid, where the bidder is not required to make a take-over bid offer to all shareholders.

ii)

Terms of the Shareholder Rights Plan

Description of Rights

The rights have been issued pursuant to a Shareholder Rights Plan Agreement.  Each right will entitle the holder to purchase from the Company one common share at the exercise price of $0.50 per share, subject to adjustments, at any time after the separation time (defined below); however, if a flip-in event (as defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, shares having a market value equal to two-times the exercise price.  The rights are non-exercisable until the separation time.

Trading Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for shares and the rights will be transferred with, and only with, the shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the shares and become exercisable at the separation time.  “Separation Time” generally means the close of business on the tenth trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or competing bid, under certain circumstances can mean the eighth trading day after a person becomes an “Acquiring Person” by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A “Flip-in Event” will, in general terms, occur when a person becomes an Acquiring Person.  Upon occurrence of a Flip-in Event, each right will entitle the holder to acquire common shares at a price equal to two times the above exercise price; however, any rights beneficially owned by an Acquiring Person or by any direct or indirect transferees of such person, will be void.  The term “Beneficial Ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trust and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exemptions, including exemptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in the take-over bid.

Permitted Bids

Permitted Bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a Permitted Bid is a take-over bid made by way of a take-over bid circular, which complies with the following provisions:

(a)

It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on its Permitted Bid Expiry Date (as described below) and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time up to the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is not met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing Permitted Bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for any Take-Over Bid to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means:

(a)

120 days following the date of the Take-Over Bid;

(b)

90 days following the date of the Take-Over Bid after six months from the Effective Date;

(c)

75 days following the date of the Take-Over Bid, upon earlier to occur of: (i) the determination and public announcement of a Minimum Initial Resource Estimate on Material Property; and (ii) 12 months from the Effective Date;

(d)

60 days following the date of the Take-Over Bid, upon the earlier to occur of (i) the completion of a Pre-Feasibility Study on Material Property; and (ii) 24 months from the effective Date;

(e)

50 days following the date of the Take-Over Bid, upon the earlier to occur of: (i) the completion and public announcement of an Underground Bulk Sample on the Material Property, and (ii) 42 months from the Effective Date;

(f)

42 days following the date of the Take-Over Bid, upon earlier to occur of: (i) the completion and public announcement of a Feasibility Study on a Material property; and (ii) 54 months from the Effective Date;

(g)

35 days following the date of the Take-Over Bid, upon the earlier to occur of (i) 72 months from the effective date; and (ii) the date which the Company abandons or sells all of its interest in all Material Properties.

The Shareholder Rights Plan Agreement contains the meanings for all of the defined terms used in the foregoing summary.

Exchange Option

Under certain circumstances, the Board of Directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of shares.  The Board of Directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment for time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a Flip-in Event, the Board of Directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The Board of Directors may waive the application of the Shareholder Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such a person having, within 10 days after the determination by the Board of Directors, reduced its beneficial ownership of shares such that it is no longer an Acquiring Person.  The Board of Directors may also, until a Flip-in Event has occurred, waive the application of the Shareholder Rights Plan to any particular Flip-in Event, but in the event, the Board of Directors must waive the application of the Shareholder Rights Plan to any other Flip-in Event occurring within 75 days after the initial waiver.

Amendments

The Board of Directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholders Rights Plan require the prior written consent of the TSX.

Term

The Shareholder Rights Plan, if confirmed at the Meeting, will have a term of 10 years, however, it must be confirmed by the members at the annual general meetings to be held in 2007 and 2010.  If not confirmed at these two later meetings, it will terminate at the end of such meetings.

The text of the ordinary resolution, in substantially the form to be presented to the members (subject to such changes not affecting the general intent of the resolution as may be required by applicable regulatory authorities or by legal counsel for the Company) is set forth below:

“BE IT RESOLVED, with or without amendment, as ordinary resolution, that the Shareholder Rights Plan Agreement, as described in the Information Circular of the Company, be and it is hereby approved, ratified and confirmed.”

11.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Ventures Ltd., Freegold Ventures Limited and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Freegold Ventures Limited, or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 10th day of September, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President

Schedule “A” to the Information Circular

of Pacific North West Capital Corp.

TSX Corporate Governance Committee Guidelines	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:

•

The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

•

The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

•

The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board’s annual agenda.

•

The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

•

In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

•

The above complies with the TSX Guidelines.

(a) identification of principal risks and implementation of appropriate risk-management systems.

•

The Board, in conjunction with management, determines the principal risks associated with the Company’s business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

•

The above complies with the TSX Guidelines.

(a) communications policy

•

The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

•

The above complies with the TSX Guidelines.

(a) integrity of internal control and management information systems

•

The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

•

The above complies with the TSX Guidelines.

1. Majority of directors are “unrelated”

•

An “unrelated” director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board  should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

•

The Company has two directors who are "related" directors and two directors who are "unrelated" directors and accordingly does not comply with the TSX Guidelines.  Given this period in the Company's development, together with the knowledge and experience brought to the Board by the "related" directors, the Board feels that it is unnecessary at this time to appoint an additional "unrelated" director to the Board.

1. Disclose whether each director is “unrelated”	• Harry Barr and John Royall are related due to holding a management position. Bernard Barlin and Lindsay Bottomer are unrelated. • The above complies with the TSX Guidelines.
1. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

•

The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

•

This period in PFN’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

1. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

•

The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

•

This period in PFN’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

1. Provide orientation and education programmes for new directors.

•

The Board is composed of experienced corporate directors.

•

The President of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment,  new technology and other matters relating to the Company’s business.

•

The above complies with the TSX Guidelines.

1. Consider reducing the size of the board, with a view to improve effectiveness

•

Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders’ interests.

•

The above complies with the TSX Guidelines.

1. Review compensation of directors in light of risks and responsibilities

•

The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

•

The Company intends to also ensure that directors’ compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

•

The above complies with the TSX Guidelines.

#

1. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated.

•

The Company intends to review the composition of its committees to arrange for every committee to consist of a least a majority of “unrelated” directors”.

•

The Company’s committees consist of a majority of unrelated directors while one director of each committee is a management director.  Mr. Barr, a management director, is also a member of the Company's committees and accordingly the Company does not comply with the TSX Guidelines on this issue.  The Board feels that Mr. Barr's business and public company expertise together with his extensive knowledge about the stage of development of the Company and its properties, outweighs the recommendation for all committee members to be non-management directors.  It is the Board's opinion that that Mr. Barr's presence is required on the committees in order for them to knowledgably and expeditiously address the issues that arise in relation to the Company.

1. Appoint a committee responsible for determining the Company’s approach to corporate governance issues.	• The Board has established a Corporate Governance Committee to be responsible for governance issues. • The above complies with the TSX Guidelines.
1. Define limits to management’s responsibilities by developing mandates for: (a) the Board (b) the executive officer

•

The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

•

There are terms of reference for the Chairman or President, who serves as the chief executive officer.  As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.

•

The Board reviews the performance of the Chairman and/or President against such annual objectives.

•

The above complies with the TSX Guidelines.

1. Establish procedures to enable the Board to function independently of management.

•

The Board holds sessions without management present at Board meetings where appropriate.

•

The independence of the Board is further enabled through the separation of the positions of Chairman and President.

•

Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

•

Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

•

The above complies with the TSX Guidelines.

1.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

•

The Audit Committee has been composed of a majority of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management’s discussion and analysis and prospectuses.

•

The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has not been adopted as such, but is under consideration.

•

The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

•

This period in PFN’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

1. Implement a system to enable individual directors to engage outside advisors, at the Company’s expense.

•

In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company)  to provide advice with respect to a corporate decision or action.

•

 The above complies with the TSX Guidelines.

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

30 APRIL 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Directors of Pacific North West Capital Corp.:

We have audited the balance sheet of Pacific North West Capital Corp. (An Exploration Stage Company) as at 30 April 2003 and 2002 and the statements of changes in shareholders’ equity, loss and cash flows for the years ended 30 April 2003, 2002 and 2001.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 30 April 2003 and 2002 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 30 April 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

The statements of loss and cash flows for the period from inception, 29 May 1996, to 30 April 1999 were reported on by other auditors.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
1 July 2003, except as to Note 4bvi which is as of 31 July 2003 and Note 4h which is as of 15 August 2003	CHARTERED ACCOUNTANTS

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheet
As at 30 April
Canadian Funds

ASSETS	2003	2002
Current
Cash	$1,173,605	$3,026,952
Accounts receivable	23,544	98,402
Investments (Note 3)	157,500	9,000
Due from River Valley Joint Venture	28,851	-
	1,383,500	3,134,354
Restricted Cash - Flow-Through (Note 7a)	-	115,012
Mineral Property Costs - Schedule (Note 4)	330,172	286,816
Capital Assets (Note 5)	71,858	78,496
	$1,785,530	$3,614,678

LIABILITIES
Current
Accounts payable and accrued liabilities	$37,682	$35,081
Cash call payable (Notes 4b and e)	260,362	1,396,919
	298,044	1,432,000
Commitments (Note 9)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
21,165,701 (20,334,534) common shares	6,587,594	6,110,853
Contributed Surplus (Note 7bii)	151,725	-
Deficit - Statement 2	(5,251,833)	(3,928,175)
	1,487,486	2,182,678
	$1,785,530	$3,614,678

ON BEHALF OF THE BOARD:

“Harry Barr”____________________, Director

“John Royall”_  _________________, Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2000	16,089,125	$3,783,899	$-	$(1,428,310)	$2,355,589
Issuance of shares for:
- Private placements	1,760,305	912,750	-	-	912,750
- Properties	105,000	76,900	-	-	76,900
- Exercise of options	222,150	83,357	-	-	83,357
- Exercise of warrants	1,180,900	659,360	-	-	659,360
Share issuance costs	-	(2,286)	-	-	(2,286)
Loss for the year	-	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	5,513,980	-	(2,506,040)	3,007,940
Issuance of shares for:
- Private placements	355,302	203,750	-	-	203,750
- Properties	316,000	208,060	-	-	208,060
- Exercise of options	120,000	68,600	-	-	68,600
- Exercise of warrants	170,661	116,463	-	-	116,463
Share issuance costs	15,091	-	-	-	-
Loss for the year	-	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	6,110,853	-	(3,928,175)	2,182,678
Issuance of shares for:
- Private placements	416,667	250,000	-	-	250,000
- Properties	337,000	202,380	-	-	202,380
- Exercise of options	61,000	35,170	-	-	35,170
- Exercise of warrants	16,500	11,050	-	-	11,050
Share issuance costs	-	(21,859)	-	-	(21,859)
Stock compensation costs	-	-	151,725	-	151,725
Loss for the year	-	-	-	(1,323,658)	(1,323,658)
Balance - 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$1,487,486

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statement of Loss
Canadian Funds

Cumulative from Inception (29 May 1996) to

Years Ended April 30

	30 April 2003	2003	2002	2001
General and Administration Expenses
Consulting fees (Note 7bii)	$924,937	$434,590	$187,273	$149,942
Investor and shareholder relations	1,280,379	330,090	345,208	274,987
Travel, lodging and food	648,029	170,305	172,102	123,891
Salaries and benefits	203,255	83,217	66,466	40,584
Management fees	257,400	69,120	65,280	64,400
Rent	186,727	57,746	53,746	46,735
Office	235,212	57,101	55,041	53,676
Accounting and audit	269,724	56,600	64,641	71,218
Transfer agent and regulatory fees	222,875	43,444	93,014	35,821
Telephone and utilities	131,673	30,383	26,767	50,863
Amortization	47,638	17,935	16,840	10,044
Legal	194,271	9,241	20,589	21,297
Insurance, licenses and fees	23,339	2,837	4,968	2,487
Interest and bank charges	28,156	2,003	5,290	2,771
Business development	157,449	-	-	-
Commissions	92,376	-	-	-

Loss Before the Undernoted	(4,903,440)	(1,364,612)	(1,177,225)	(948,716)
Mineral property costs written off	(1,401,275)	(327,471)	(528,190)	(443,347)
Investments written down	(72,000)	(16,500)	(55,500)	-
Interest on flow-through funds	(17,815)	-	-	(17,815)
Gain on River Valley acquisition recovery	31,499	31,499	-	-
Interest and other income	303,653	47,597	93,046	93,816
Quebec exploration tax credit	68,622	68,622	-	-
Project management fees	738,923	237,207	245,734	238,332

Loss for the Period	$(5,251,833)	$(1,323,658)	$(1,422,135)	$(1,077,730)

Loss per Share – Basic and Diluted		$(0.06)	$(0.07)	$(0.06)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
Canadian Funds

Cumulative from Inception (29 May 1996) to

Years Ended April 30

Cash Resources Provided By (Used In)	30 April 2003	2003	2002	2001
Operating Activities
Loss for the period	$(5,251,833)	$(1,323,658)	$(1,422,135)	$(1,077,730)
Items not affecting cash
Mineral property costs written off	1,401,275	327,471	528,190	443,347
Gain on River Valley acquisition recovery	(31,499)	(31,499)	-	-
Investments written down	72,000	16,500	55,500	-
Stock compensation costs	151,725	151,725	-	-
Amortization	47,638	17,935	16,840	10,044
Changes in non-cash working capital	(14,713)	48,608	(41,720)	(45,984)
	(3,625,407)	(792,918)	(863,325)	(670,323)
Investing Activities
Purchase of investments	(215,000)	(165,000)	-	-
Mineral property costs	(9,207,046)	(1,395,570)	(3,869,593)	(2,399,980)
Option payment received - Kaymin Resources Limited	819,500	259,500	260,000	-
Option payment received - Consolidated Venturex Holdings Ltd.	27,500	-	-	-
Kaymin Resources Limited advance	7,208,453	999,122	3,466,220	1,877,955
Costs recovered - Consolidated Venturex Holdings Ltd.	202,360	-	-	-
Cash call payable	260,362	(1,136,557)	1,179,304	190,596
Purchase of capital assets	(119,496)	(11,297)	(28,786)	(52,748)
	(1,023,367)	(1,449,802)	1,007,145	(384,177)
Financing Activities
Due to related parties	-	-	(5,122)	21,688
Share capital issued, net of issuance costs	5,822,379	274,361	388,813	1,653,181
	5,822,379	274,361	383,691	1,674,869

Net Increase in Cash	1,173,605	(1,968,359)	527,511	620,369
Cash position - Beginning of period	-	3,141,964	2,614,453	1,994,084
Cash Position - End of Period	$1,173,605	$1,173,605	$3,141,964	$2,614,453

Cash Position Consists of:
Cash	$1,173,605	$1,173,605	$3,026,952	$2,614,453
Restricted cash	-	-	115,012	-
	$1,173,605	$1,173,605	$3,141,964	$2,614,453

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$765,215	$202,380	$208,060	$76,900
Stock compensation costs	$151,725	$151,725	$-	$-
Shares received from Consolidated Venturex Holdings Ltd.	$14,500	$-	$-	$-

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule

Schedule of Mineral Property Costs For the Years Ended 30 April Canadian Funds

2003

	Acquisition Costs	Exploration Costs	Total	2002 Total
Ontario Properties
River Valley
Option payments	$91,500	$-	$91,500	$151,500
Drilling	-	-	-	1,101,042
Assays and geochemical	-	-	-	525,644
Engineering and geological consulting	-	-	-	353,170
Field expenses	-	-	-	214,915
Sampling	-	-	-	54,749
Geophysics	-	-	-	25,157
Equipment	-	-	-	11,718
Option payments received - Kaymin	-	-	-	(60,000)
Kaymin advances	(259,500)	-	(259,500)	(2,286,395)
	(168,000)	-	(168,000)	91,500
Goldwright
Drilling	-	-	-	48,721
Engineering and geological consulting	-	-	-	14,437
Assays and geochemical	-	-	-	12,637
Field expenses	-	-	-	4,109
Geophysics	-	-	-	955
Kaymin advances	-	-	-	(80,859)
	-	-	-	-
Razor
Kaymin advances	-	-	-	(3,000)

Western Front
Option payments	-	-	-	42,600
Engineering and geological consulting	-	-	-	24,388
Geophysics	-	-	-	16,069
Field expenses	-	-	-	9,283
Assays and geochemical	-	-	-	6,193
Kaymin advances	-	-	-	(98,532)
	-	-	-	1
Agnew Lake
Drilling	-	539,405	539,405	149,791
Engineering and geological consulting	-	207,266	207,266	219,625
Assays and geochemical	-	131,007	131,007	137,124
Option payments, net of recovery	122,500	-	122,500	105,500
Field expenses	-	108,869	108,869	157,851
Geophysics	-	30,788	30,788	41,326
Bonus	-	-	-	100,000
Excavating and sampling	-	-	-	27,900
Staking	-	-	-	6,318
Option payments received - Kaymin	-	-	-	(200,000)
Kaymin advances	-	(1,010,781)	(1,010,781)	(950,577)
	122,500	6,554	129,054	(205,142)
Balance Carried Forward	$(45,500)	$6,554	$(38,946)	$(116,641)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Balance Forward	$(45,500)	$6,554	$(38,946)	$(116,641)
Ontario Properties - Continued
ProAm
Kaymin repayment (advances)	11,659	-	11,659	(46,857)
Option payments, net of recovery	4,780	-	4,780	11,660
Geophysics	-	-	-	26,098
Geological	-	-	-	9,100
	16,439	-	16,439	1
Thunder Bay
Drilling	-	68,064	68,064	-
Geophysical	-	14,734	14,734	-
Field expenses	-	13,321	13,321	2,534
Engineering and geological consulting	-	10,199	10,199	10,986
Assays	-	6,151	6,151	-
Staking	-	-	-	19,911
Option payments	-	-	-	18,100
	-	112,469	112,469	51,531
Platina
Engineering and geological consulting	-	-	-	27,546
Field expenses	-	-	-	20,049
Assay and geochemical	-	-	-	10,890
	-	-	-	58,485
Sudbury - General
Engineering and geological consulting	-	89,750	89,750	99,970
Field expenses	-	13,118	13,118	15,874
Assays and geochemical	-	6,132	6,132	660
	-	109,000	109,000	116,504
Quebec Properties
Glitter Lake
Field expenses	-	36,310	36,310	-
Engineering and geological consulting	-	15,110	15,110	-
Staking	2,047	-	2,047	-
Assay	-	1,641	1,641	-
	2,047	53,061	55,108	-
Schefferville
Engineering and geological consulting	-	-	-	85,969
Field expenses	-	-	-	56,502
Option payments	-	-	-	34,200
Staking	-	-	-	34,052
Assays and geochemical	-	-	-	10,577
Finder’s fee	-	-	-	10,000
Quebec exploration tax credit	-	(68,622)	(68,622)	-
	-	(68,622)	(68,622)	231,300
Balance Carried Forward	$(27,014)	$212,462	$185,448	$341,180

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Balance Forward	$(27,014)	$212,462	185,448	$341,180
Newfoundland Property
Engineering and geological consulting	-	-	-	1,087
Assessment refund	-	-	-	(14,700)
	-	-	-	(13,613)
Nunavut Property
Engineering and geological consulting	-	-	-	23,866

Alaska Properties
Union Bay
Option payment	17,100	-	17,100	-
Engineering and geological consulting	-	10,174	10,174	-
Field expenses	-	709	709	-
	17,100	10,883	27,983	-
Kane
Engineering and geological consulting	-	4,902	4,902	-
Field expenses	-	2,901	2,901	-
	-	7,803	7,803	-
Alaska - General
Engineering and geological consulting	-	24,700	24,700	-
Field expenses	-	21,247	21,247	-
Assay	-	3,525	3,525	-
	-	49,472	49,472	-

Costs for the Period	(9,914)	280,620	270,706	351,433
Balance – Beginning of period	253,414	33,402	286,816	463,573
Mineral property costs written off	(43,011)	(284,460)	(327,471)	(528,190)
Quebec exploration tax credit	-	68,622	68,622	-
Gain on River Valley acquisition recovery	31,499	-	31,499	-
Balance - End of Period	$231,988	$98,184	$330,172	$286,816

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies

a)

Cash

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Option Agreement

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received.

e)

Joint Ventures

Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

g)

Mineral Exploration Tax Credits (“METC”)

The company recognizes METC amounts when the company’s METC application is approved by Canada Customs and Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

h)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides amortization for furniture and office equipment and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is taken in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

k)

Stock Based Compensation - Change in Accounting Policy

During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 May 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

l)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash, accounts payable and cash call payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

3.

Investments

Details are as follows:

2003	2002

	Book Value	Market Value	Book Value
412,500 (2002 - NIL) common shares of Freegold Ventures Limited (“Freegold”) (i)	$148,500	$148,500	$-
150,000 (2002 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	9,000	10,500	9,000
250,000 (2002 - 250,000) common shares of Goldwright Explorations Inc. (“Goldwright”)	-	-	-
	$157,500	$159,000	$9,000

i)

Freegold is a related party as it has directors in common.

All three investments represent less than a 5% ownership of the respective companies.  During the prior year, the company wrote down it’s investments in Goldwright shares to $NIL and Venturex shares to $9,000.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total 2003	Total 2002
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$1	$136,502
Agnew Lake	168,500	1,964,523	(1,950,040)	182,983	58,927
ProAm	16,440	35,198	(35,198)	16,440	1
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
Thunder Bay	-	-	-	-	51,531
Quebec Property - Glitter	2,047	53,061	-	55,108	-
Alaska Properties
Union Bay	17,100	10,883	-	27,983	-
Kane	-	7,802	-	7,802	-
Labrador Property	1	-	-	1	1
	$231,989	$7,136,520	$(7,038,337)	$330,172	$286,816

b)

River Valley Farm In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4bi - 4bvi respectively), in the Sudbury Region of Ontario.  During the prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at 30 April 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $NIL (2002 - $1,087,225).

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

In a prior year, a finder’s fee of 150,000 common shares at a price of $0.40 per share was issued to a third party for this agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Mineral Properties – Continued

b)

River Valley Farm In and Joint Venture - Continued

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

iv)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm In and Joint Venture - Continued

vi)

Western Front Property

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Within 5 business days of signing the agreement	(paid)	$5,000	-	$-
On or before 12 October 2001	(paid)	10,000	-	-
On or before 15 December 2001	(completed)	-	-	50,000
On or before 6 February 2002	(paid)	10,000	-	-
Within 15 days of receiving regulatory approval	(issued)	-	20,000	-
On or before 31 July 2002	(paid)	10,000	-	-
On or before 6 February 2003	(paid)	10,000	-	-
On or before 31 July 2003	* (paid)	10,000	-	-
Total		$55,000	20,000	$50,000

*  Payment made by the River Valley Joint Venture subsequent to year-end

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to 3% NSR.  The first 1% can be purchased for $1,000,000. The second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

c)

Agnew Lake Property

By agreement dated 15 August 2000 and amended 16 August 2001, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(i)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4e) electing to proceed with 2002 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2003			45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program		(i)	-	75,000
Total			$200,000	350,000

i)

The shares issued are to be valued at the 10 days trading average price prior to their dates of issuance.  The value of total shares issued is capped at a total value of $500,000.  The minimum price of the shares will be valued at $0.60 per share.

If Kaymin elects to fund the project beyond 2004, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 2004, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005, make cash payments and issue shares as follows:

		Collective Payments	Company Shares
Within 10 days of signing the agreement	(paid and issued)	$8,000	6,000
On or before 12 October 2002	(paid and issued)	10,000	7,000
On or before 12 October 2003		12,000	8,000
		$30,000	21,000

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 6 March 2005.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

e)

Agnew Lake Farm In

By agreement dated 25 May 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% of the company’s interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(completed)	$1,400,000
By 31 December 2002	($2,174,898 completed)	$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.  In total, Kaymin has advanced $2,669,105 towards the Agnew project up to 31 December 2002 meeting the required amount per the agreement as well as qualifying Kaymin to vest.  To date, Kaymin has not yet declared that they are vesting.  Assuming that Kaymin will vest, all further expenditures made up to $6,000,000 will increase Kaymin’s percentage proportionately up to a 49.5% interest.

Although the full amount of the funds was received from Kaymin by the company, the company, as Manager of the project, did not recommend this level of exploration within the time framework.  As at 30 April 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $260,362 (2002 - $309,694).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a joint venture has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement in the prior year.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company, at its option, can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Thunder Bay Property

By agreement dated 15 November 2001, the company could acquire a 100% interest in certain mineral claims, known as the Thunder Bay property, located in the Greenwich Lake and Tartan Lake Townships, Thunder Bay Mining District, Ontario.  As consideration, the company, at its option, was to issue 60,000 shares (20,000 issued), make payments of $77,500 ($7,500 paid) and incur exploration expenditures of $750,000 ($145,900 incurred).

During the year, management decided to abandon this property and formally terminated the option agreement and accordingly, all related costs have been written off.

h)

Glitter Lake Property

By agreement dated 15 August 2003, the company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement		10,000
Within 5 business days of receiving regulatory approval			20,000
On or before 15 April 2004		-	-	150,000
On or before 15 August 2004		15,000	-	-
On or before the 1st anniversary of receiving regulatory approval			20,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval			20,000
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

h)

Glitter Lake Property - Continued

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or such amount which will result in having the company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to regulatory approval.

i)

Nunavut Property

By agreement dated 21 August 2001, the company could acquire a 100% interest in certain mineral claims in Nunavut.  As consideration, the company, at its option, was required to make payments of $110,000 (not paid), issue 150,000 shares (not issued), fund reconnaissance exploration of up to $25,000 ($23,865 incurred) and incur exploration expenditures of $750,000 (not incurred).

During the prior year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

j)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003, the company can acquire, from Freegold, up to a 50% interest in 785 claim units known as the Union Bay Property, located in South East Alaska.  As consideration, the company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval		-	30,000
On or before 1 July 2003	* (paid)	20,000	-
On or before 1 July 2004		20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

*  Payment made subsequent to year-end.

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	* (completed)	$30,000
On or before 1 July 2004		$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the company vests with a 50% interest (Note 12b), and subsequently vests with an interest in the property, the company and the optionor shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the company shall relinquish its right to earn a 60% or 70% interest.  The company will issue shares to the value of $100,000 to Freegold within 15 days of the company becoming vested.  In addition, the company will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement.

k)

Kane Property, Alaska

The company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

l)

Labrador Property

The company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties.  As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% NSR.

During a prior year, management wrote down this property to $1.

As at 30 April 2003, the company continues to hold an interest in two licenses representing 112 mineral claims.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Furniture and office equipment	$106,479	$(42,366)	$64,113	$67,432
Automotive equipment	13,017	(5,272)	7,745	11,064
	$119,496	$(47,638)	$71,858	$78,496

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the year, engineering and consulting fees of $82,984 and $25,656 (2002 – $111,200; 2001 - $101,572) were paid by the company and the River Valley Joint Venture respectively, to a director of the company.

b)

During the year, engineering and consulting fees of $39,878 and $54,684 (2002 - $NIL; 2001 - $NIL) were paid by the company and the River Valley Joint Venture respectively, to an officer and a company controlled by the officer.

c)

During the year, fees for consulting services in the amount of $2,475 (2002 - $NIL; 2001 - $NIL) were paid to a director of the company.

d)

During the year, fees for consulting services in the amount of $58,288 (2002 - $52,602; 2001 - $42,070) were paid to an officer and a company controlled by the officer.

e)

During the year, management fees of $69,120 (2002 - $65,280; 2001 - $64,400) were paid to a company controlled by a director and officer.

f)

During the year, rent in the amount of $53,746 (2002 - $53,746; 2001 - $43,735) was paid to a company controlled by an officer and director.

g)

During the year, accounting fees of $25,600 (2002 - $NIL; 2001 - $NIL) were paid to an officer and a company controlled by the officer.

h)

During the year, management fees of $134,117 (2002 - $NIL; 2001 - $NIL) were received from the River Valley Joint Venture.  Management fees of $147,657 and $232,113 were received from Kaymin in 2002 and 2001 respectively under the River Valley Farm In agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

7.

Share Capital

a)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 12 February 2002, the company issued 188,636 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $103,750.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a share issuance of 15,091 shares.

On 2 April 2002, the company issued a 166,666 flow-through shares by private placement to a director of the company.  Gross proceeds of the flow-through issue were $100,000.

On 30 September 2002, the company issued 416,667 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $250,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.75 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a cash payment of $20,000.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that are not spent at the balance sheet date.

a)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.  Options vest on the grant date.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Share Capital – Continued

b)

Share Purchase Options - Continued

i)

A summary of the company’s options at 30 April 2003 and the changes for the year are as follows:

Number	Granted	Exercised	Cancelled	Expired	Number	Exericse
11,000	-	(11,000)	-	-	-	$ 0.47	17 August 2003
120,000	-	(50,000)	-	-	70,000	$ 0.60	20 April 2004
13,000	-	-	-	-	13,000	$ 0.44	20 October 2004
469,500	-	-	-	-	469,500	$ 0.83	28 February 2005
505,000	-	-	-	-	505,000	$ 0.60	3 May 2005
30,000	-	-	-	-	30,000	$ 2.10	3 May 2005
379,000	-	-	-	-	379,000	$ 0.60	15 December 2003
435,000	-	-	-	-	435,000	$ 0.60	31 December 2006
-	1,000,000	-	-	-	1,000,000	$ 0.60	31 December 2007
1,962,500	1,000,000	(61,000)	-	-	2,901,500

ii)

Non-employees were granted 625,000 options.  This resulted in compensation expense of $151,725, which has been recorded in consulting fees for the year ended 30 April 2003.  The offsetting entry is to contributed surplus.

iii)

The pro forma effect on net loss and loss per share for the period ended 30 April 2003 of the actual results had the company accounted for the 375,000 stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(1,323,658)
Pro forma	$(1,414,393)
Basic and diluted loss per share
Reported	$(0.06)
Pro forma	$(0.07)

iv)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.06%
Expected dividend yield	NIL
Expected stock price volatility	47.87%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

7.

Share Capital – Continued

c)

Share Purchase Warrants

A summary of the company’s warrants at 30 April 2003 and 2002, and the changes for the years ending on those dates, is as follows:

	2003		2002
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	746,159	$ 0.69	814,956	$0.70
Granted	208,334	$ 0.75	101,864	$0.60
	30,000	$ 0.54	-	-
	55,555	$ 0.45	-	-
Exercised	(16,500)	$ 0.67	(170,661)	$0.68
Forfeited	(632,795)	$ 0.70	-	-
Balance - End of year	390,753	$ 0.65	746,159	$0.69

As at 30 April 2003, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Flow-through	96,864	$ 0.60	30 December 2003
Non flow-through	5,000	$ 0.54	30 September 2003
Non flow-through	5,000	$ 0.54	30 October 2003
Non flow-through	5,000	$ 0.54	30 November 2003
Non flow-through	208,334	$ 0.75	30 December 2003
Non flow-through	5,000	$ 0.54	31 December 2003
Non flow-through	5,000	$ 0.54	30 January 2004
Non flow-through	5,000	$ 0.54	28 February 2004
Non flow-through	55,555	$ 0.45	6 November 2007
	390,753

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $3,788,000 which may be carried forward indefinitely.  These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $2,026,000 which may be carried forward and expire as follows:

Amount
2004	$26,000
2005	93,000
2009	833,000
2010	1,074,000
$2,026,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year’s compensation.  During the year, this agreement expired, however, the company continues to pay $5,760 on a month to month basis.  The company plans to renew the contract for an additional three years in due course.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$32,760
2005	32,760
2006 (expiry in June 2005)	5,460
$70,980

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

9.

Commitments - Continued

c)

By agreement dated 5 June 2002 and amended 6 November 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of $5,000 per month (payable in share purchase warrants for November 2002 and February to May 2003 exercisable at the 10 day trading average prior to the grant date expiring 6 November 2007) until the earlier of the date an engagement letter for offering is signed and the date this agreement is terminated.  As consideration for completing the offering, the company will pay the advisor a flat fee of $25,000 per 1,000,000 shares so placed (or a cash amount proportional to such lesser number of shares) to a maximum of 3,000,000 shares.

d)

By agreement dated 15 July 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for a term of three months for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of U.S. $4,500 per month and grant 5,000 share purchase warrants each month.  The warrants will be for 12 months and exercisable at the 10 day trading average prior to the grant date.

The company will also pay the advisor a finder’s fee where the advisor has acted as lead manager or has directly placed shares with institutions or individuals.  This fee can be paid in cash or shares with a maximum of 50% of the fee being payable in shares.

•

6% of initial U.S. $1,000,000 raised

•

5% of subsequent U.S. $1,000,001 to U.S. $3,000,000 raised

•

4% of funds raised in excess of U.S. $3,000,000

10.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

11.

Differences Between Canadian and United States

Generally Accepted Accounting Principles ("GAAP")

These financial statements have been prepared in accordance with GAAP in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs have been written off.

b)

United States GAAP requires that the fair market value of contributed executive services be recorded as an expense, even when they are not paid.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

c)

Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability.  If flow-through shares are sold at a discount, the discount is recorded as an asset.  As restricted cash is spent the premium or discount is recognized as income or expense respectively.

The 31 December 1998 flow-through shares were priced at $0.45 per share as per the offering memorandum, which was prepared in advance of the share issuance.  On 31 December 1998, the date of the flow-through share issue, the share price had increased to $0.59.

Discount on flow-through share issuance is as follows:

913,500 flow-through shares at $0.59	$538,965
913,500 flow-through shares at $0.45	(411,075)
Discount on flow-through shares	$127,890

Flow-through shares issued subsequent to 31 December 1998 have not been issued at either a premium or discount to its share price.

d)

Under United States GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative From Inception (29 May 1996)	Years Ended 30 April
	to 30 April 2003	2003	2002	2001
Loss for the period as reported	$(5,251,833)	$(1,323,658)	$(1,422,135)	$(1,077,730)
Flow-through premium	127,890	-	-	-
Fair market value of contributed executive services	(98,000)	-	-	-
Recovery (Write-off) of mineral property costs	(330,172)	(43,356)	176,757	(155,578)
Primary loss for the period in accordance with United States GAAP	$(5,552,115)	$(1,367,014)	$(1,245,378)	$(1,233,308)
Primary loss per share for the period in accordance with United States GAAP		$(0.07)	$(0.06)	$(0.07)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2003	2002	2001
Deficit - As reported	$(5,251,833)	$(3,928,175)	$(2,506,040)
Flow-through premium	127,890	127,890	127,890
Fair market value of contributed executive services	(98,000)	(98,000)	(98,000)
Write-off of mineral property costs	(330,172)	(286,816)	(463,573)
Deficit in accordance with United States GAAP	$(5,552,115)	$(4,185,101)	$(2,939,723)

a)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at 30 April 2001	19,357,480	$5,513,980	$-	$(2,506,040)	$-	$3,007,940
Flow-through premium	-	-	-	127,890	-	127,890
Investment held for resale	-	-	-	-	15,500	15,500
Fair market value of contributed executive services	-	-	-	(98,000)	-	(98,000)
Write-off of mineral property costs	-	-	-	(463,573)	-	(463,573)
Shareholders’ equity in accordance with United States GAAP at 30 April 2001	19,357,480	$5,513,980	$-	$(2,939,723)	$15,500	$2,589,757

Shareholders’ equity balance as reported at 30 April 2002	20,334,534	$6,110,853	$-	$(3,928,175)	$-	$2,182,678
Flow-through premium	-	-	-	127,890	-	127,890
Fair market value of contributed executive services	-	-	-	(98,000)	-	(98,000)
Write-off of mineral property costs	-	-	-	(286,816)	-	(286,816)
Shareholders’ equity in accordance with United States GAAP at 30 April 2002	20,334,534	$6,110,853	$-	$(4,185,101)	$-	$1,925,752

Shareholders’ equity balance as reported at 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$-	$1,487,486
Flow-through premium	-	-	-	127,890	-	127,890
Investment held for resale	-	-	-	-	1,500	1,500
Fair market value of contributed executive services	-	-	-	(98,000)	-	(98,000)
Write-off of mineral property costs	-	-	-	(330,172)	-	(330,172)
Shareholders’ equity in accordance with United States GAAP at 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,552,115)	$1,500	$1,188,704

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

h)

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is as follows:

Effective 1 May 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1k).  As required for employee stock options, the company discloses pro-forma income (loss) and pro-forma earnings (loss) per share based on a fair value method (Note 7biv).  Prior to 1 May 2002, for Canadian GAAP purposes, this disclosure was not required and therefore the U.S. GAAP requirement is presented below:

	2002	2001
Net Loss
As Reported	$(1,422,135)	$(1,077,730)
Pro forma	$(1,618,597)	$(1,206,950)
Net Loss Per Share
As Reported	$(0.07)	$(0.06)
Pro forma	$(0.08)	$(0.07)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing model with the following weighted average assumptions:

	2002	2001
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	126.85%	91%
Risk-free interest rate	4.69%	5.37%
Expected life of options	5 years	5 years

The weighted average grant-date fair value of options granted in 2002 and 2001 was $0.45 and $0.13 respectively.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

12.

Subsequent Events

a)

Private Placements

i)

Subsequent to year-end, the company is arranging a brokered private placement of up to 2,222,222 units at a price of $0.45 per unit for gross proceeds of up to $1,000,000 on a best efforts basis.  Each unit will be convertible into one common share of the company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.60 per common share.  In addition, the company will also issue up to 1,111,111 flow-through common shares at a price of $0.45 per share for gross proceeds of $500,000.  The agents will be paid a cash fee equal to 7% of the gross proceeds.  The agents will also receive broker warrants entitling them to purchase that number of common shares which is equal to 10% of the total number of units and flow-through common shares placed in the private placements.  The broker warrants will be exercisable at $0.50 per common share and will expire 12 months after the closing date.

ii)

The company will further complete a non-brokered private placement of up to 1,111,111 units at a price of $0.45 per unit for gross proceeds of $500,000.  Each unit will consist of one common share of the company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.60 per common share.

The private placement financings are subject to regulatory approval.

b)

Joint Venture Agreement

Subsequent to year-end, the company signed a joint venture agreement with Lonmin PLC (“Lonmin”) (a major mining company) and Freegold with regard to the Union Bay platinum project (Note 4j) in Alaska, U.S.A.  Under the agreement, Lonmin will finance a U.S. $815,000 exploration program slated to begin immediately.  Lonmin has the option to continue financing the Union Bay project by expending a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Under the agreement, Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and Freegold will each repay their share and contribute pro rata to operating costs.  The company will be the operator of the project during the exploration phase.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 700,000 incentive stock options were granted to employees and consultants of the Issuer at an exercise price of $0.76 for a period of five years; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 17th day of September, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 JULY 2003 and 2002

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheet

Canadian Funds

ASSETS	July 31 2003	April 30 2002
Current
Cash	$1,327,891	$1,173,605
Accounts receivable	38,245	23,544
Investments (Note 3)	157,500	157,500
Due from River Valley Joint Venture	-	28,851
	1,523,636	1,383,500
Restricted Cash - Flow-Through (Note 7a)	-	-
Mineral Property Costs - Schedule (Note 4)	385,309	330,172
Capital Assets (Note 5)	71,858	71,858
	$1,980,803	$1,785,530

LIABILITIES
Current
Accounts payable and accrued liabilities	$12,461	$37,682
Cash call payable (Notes 4b and e)	246,959	260,362
	259,420	298,044
Commitments (Note 9)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
21,165,701 (April 30, 2003 21,165,701) common shares	6,587,594	6,587,594
Shares subscribed	414,575	-
Contributed Surplus (Note 7bii)	174,570	151,725
Deficit - Statement 2	(5,455,356)	(5,251,833)
	1,721,383	1,487,486
	$1,980,803	$1,785,530

ON BEHALF OF THE BOARD:

“Harry Barr”____________________, Director

“John Royall”_  _________________, Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2000	16,089,125	$3,783,899	$-	$(1,428,310)	$2,355,589
Issuance of shares for:
- Private placements	1,760,305	912,750	-	-	912,750
- Properties	105,000	76,900	-	-	76,900
- Exercise of options	222,150	83,357	-	-	83,357
- Exercise of warrants	1,180,900	659,360	-	-	659,360
Share issuance costs	-	(2,286)	-	-	(2,286)
Loss for the year	-	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	5,513,980	-	(2,506,040)	3,007,940
Issuance of shares for:
- Private placements	355,302	203,750	-	-	203,750
- Properties	316,000	208,060	-	-	208,060
- Exercise of options	120,000	68,600	-	-	68,600
- Exercise of warrants	170,661	116,463	-	-	116,463
Share issuance costs	15,091	-	-	-	-
Loss for the year	-	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	6,110,853	-	(3,928,175)	2,182,678
Issuance of shares for:
- Private placements	416,667	250,000	-	-	250,000
- Properties	337,000	202,380	-	-	202,380
- Exercise of options	61,000	35,170	-	-	35,170
- Exercise of warrants	16,500	11,050	-	-	11,050
Share issuance costs	-	(21,859)	-	-	(21,859)
Stock compensation costs	-	-	151,725	-	151,725
Loss for the year	-	-	-	(1,323,658)	(1,323,658)
Balance - 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$1,487,486

Issuance of shares for:
- Private placements	-	-	-	-	-
- Properties	-	-	-	-	-
- Exercise of options	-	-	-	-	-
- Exercise of warrants	-	-	-	-	-
Share issuance costs	-	-	-	-	-
Stock compensation costs	-	-	22,845	-	22,845
Loss for the year	-	-	-	(203,523)	(203,523)
Balance - 31 July 2003	21,165,701	$6,587,594	$174,570	$(5,455,356)	$1,306,808

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statement of Loss
Canadian Funds

	3 months Ended 31 July
	2003	2002
General and Administration Expenses
Consulting fees (Note 7bii)	$82,609	$37,563
Investor and shareholder relations	67,586	84,723
Travel, lodging and food	24,379	36,592
Salaries and benefits	14,795	22,201
Management fees	17,280	17,280
Rent	14,937	13,437
Office	6,278	9,600
Accounting and audit	13,050	9,103
Transfer agent and regulatory fees	2,493	2,491
Telephone and utilities	5,403	3,989
Legal	838	116
Insurance, licenses and fees	1,755	-
Interest and bank charges	610	573
Business development	-	-
Commissions	-	-

Loss Before the Undernoted	(252,013)	(237,668)
Mineral property costs written off	(6,032)	-
Investments written down	-	-
Interest on flow-through funds	-	-
Gain on River Valley acquisition recovery	-	-
Interest and other income	6,890	1,234
Quebec exploration tax credit	-	-
Project management fees	47,632	-

Loss for the Period	$(203,523)	$(236,434)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
Canadian Funds

	3 months Ended 31 July
Cash Resources Provided By (Used In)	2003	2002
Operating Activities
Loss for the period	$(203,523)	$(236,434)
Items not affecting cash
Mineral property costs written off	6,032	-
Gain on River Valley acquisition recovery	-	-
Investments written down	-	-
Stock compensation costs	22,845	-
Amortization	-	-
Changes in non-cash working capital	(11,071)	813
	(185,717)	(235,621)
Investing Activities
Purchase of investments	-	-
Mineral property costs	(220,918)	(975,702)
Option payment received - Kaymin Resources Limited	-	13,000
Option payment received - Consolidated Venturex Holdings Ltd.	-	-
Kaymin Resources Limited advance	159,749	919,235
Costs recovered - Consolidated Venturex Holdings Ltd.	-	-
Cash call payable	(13,403)	(434,535)
Purchase of capital assets	-	-
	(74,572)	(478,002)
Financing Activities
Due to related parties	-	-
Share subscriptions received	414,575	-
Share capital issued, net of issuance costs	-	8,050
	414,575	8,050

Net Increase in Cash	154,286	(705,573)
Cash position - Beginning of period	1,173,605	3,141,964
Cash Position - End of Period	$1,327,891	$2,436,391

Cash Position Consists of:
Cash	$1,327,891	$2,636,391
Restricted cash	-	-
	$1,327,891	$2,636,391

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$45,000
Stock compensation costs	$22,845	$-
Shares received from Consolidated Venturex Holdings Ltd.	$-	$-

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Schedule of Mineral Property Costs

Canadian Funds

July 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Ontario Properties
River Valley
Option payments	$-	$-	$-	$91,500
Drilling	-	-	-	-
Assays and geochemical	-	-	-	-
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	-
Sampling	-	-	-	-
Geophysics	-	-	-	-
Equipment	-	-	-	-
Option payments received - Kaymin	-	-	-	-
Kaymin advances	-	-	-	(259,500)
	-	-	-	(168,000)
Goldwright
Drilling	-	-	-	-
Engineering and geological consulting	-	-	-	-
Assays and geochemical	-	-	-	-
Field expenses	-	-	-	-
Geophysics	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Razor
Kaymin advances	-	-	-	-

Western Front
Option payments	-	-	-	-
Engineering and geological consulting	-	-	-	-
Geophysics	-	-	-	-
Field expenses	-	-	-	-
Assays and geochemical	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Agnew Lake
Drilling	-	-	-	539,405
Engineering and geological consulting	-	6,408	6,408	207,266
Assays and geochemical	-	-	-	131,007
Option payments, net of recovery	-	-	-	122,500
Field expenses	-	6,448	6,448	108,869
Geophysics	-	146,893	146,893	30,788
Bonus	-	-	-	-
Excavating and sampling	-	-	-	-
Staking	-	-	-	-
Option payments received - Kaymin	-	-	-	-
Kaymin advances	-	(159,749)	(159,749)	(1,010,781)
	-	-	-	129,054
Balance Carried Forward	$-	$-	$-	$(38,946)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
Canadian Funds

	July 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$-	$-	$-	$(38,946)
Ontario Properties - Continued
ProAm
Kaymin repayment (advances)	-	-	-	11,659
Option payments, net of recovery	-	-	-	4,780
Geophysics	-	-	-	-
Geological	-	-	-	-
	-	-	-	16,439
Thunder Bay
Drilling	-	-	-	68,064
Geophysical	-	-	-	14,734
Field expenses	-	-	-	13,321
Engineering and geological consulting	-	-	-	10,199
Assays	-	-	-	6,151
Staking	-	-	-	-
Option payments	-	-	-	-
	-	-	-	112,469
Platina
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	-
Assay and geochemical	-	-	-	-
	-	-	-	-
Sudbury - General
Engineering and geological consulting	-	26,987	26,987	89,750
Field expenses	-	1,143	1,143	13,118
Assays and geochemical	-	-	-	6,132
	-	28,130	28,130	109,000
Quebec Properties
Glitter Lake
Field expenses	-	28	28	36,310
Engineering and geological consulting	-	548	548	15,110
Staking	-	-	-	2,047
Assay	-	-	-	1,641
	-	576	576	55,108
Schefferville
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder’s fee	-	-	-	-
Quebec exploration tax credit	-	-	-	(68,622)
	-	-	-	(68,622)
Balance Carried Forward	$-	$28,706	$28,706	$185,448

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
Canadian Funds

	July 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$-	$28,706	28,706	$185,448
Newfoundland Property
Engineering and geological consulting	-	-	-	-
Assessment refund	-	-	-	-
	-	-	-	-
Nunavut Property
Engineering and geological consulting	-	-	-	-

Alaska Properties
Union Bay
Option payment	20,000	-	20,000	17,100
Engineering and geological consulting	-	-	-	10,174
Field expenses	-	-	-	709
	20,000	-	20,000	27,983
Kane
Engineering and geological consulting	-	-	-	4,902
Filing fees	6,431	-	6,431	-
Field expenses	-	-	-	2,901
	6,431	-	6,431	7,803
Alaska - General
Engineering and geological consulting	-	-	-	24,700
Filing fees	6,032	-	6,032	-
Field expenses	-	-	-	21,247
Assay	-	-	-	3,525
	6,032	-	6,032	49,472

Costs for the Period	32,463	28,706	61,169	270,706
Balance – Beginning of period	231,988	98,184	330,172	286,816
Mineral property costs written off	(6,032)	-	(6,032)	(327,471)
Quebec exploration tax credit	-	-	-	68,622
Gain on River Valley acquisition recovery	-	-	-	31,499
Balance - End of Period	$258,419	$126,890	$385,309	$330,172

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

1.

Significant Accounting Policies

a)

Cash

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Option Agreement

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received.

e)

Joint Ventures

Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

g)

Mineral Exploration Tax Credits (“METC”)

The company recognizes METC amounts when the company’s METC application is approved by Canada Customs and Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

h)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides amortization for furniture and office equipment and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is taken in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

k)

Stock Based Compensation - Change in Accounting Policy

During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 May 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

l)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash, accounts payable and cash call payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

3.

Investments

Details are as follows:

	July 31, 2003		April 30 2003
	Book Value	Market Value	Book Value
412,500 (2002 - NIL) common shares of Freegold Ventures Limited (“Freegold”) (i)	$148,500	$148,500	$148,500
150,000 (2002 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	9,000	11,250	9,000
250,000 (2002 - 250,000) common shares of Goldwright Explorations Inc. (“Goldwright”)	-	-	-
	$157,500	$159,750	$157,500

i)

Freegold is a related party as it has directors in common.

All three investments represent less than a 5% ownership of the respective companies.  During the prior year, the company wrote down it’s investments in Goldwright shares to $NIL and Venturex shares to $9,000.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total July 31 2003	Total April 30 2003
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$1	$1
Agnew Lake	168,500	2,124,272	(2,109,789)	182,983	182,983
ProAm	16,440	35,198	(35,198)	16,440	16,440
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
Sudbury - General	-	28,130	-	28,130	-
Quebec Property - Glitter	2,047	53,637	-	55,684	55,108
Alaska Properties
Union Bay	37,100	10,883	-	47,983	27,983
Kane	6,431	7,802	-	14,233	7,802
Labrador Property	1	-	-	1	1
	$258,420	$7,324,975	$(7,198,086)	$385,309	$330,172

b)

River Valley Farm In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4bi - 4bvi respectively), in the Sudbury Region of Ontario.  During the prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at 30 April 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $NIL (2002 - $1,087,225).

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

In a prior year, a finder’s fee of 150,000 common shares at a price of $0.40 per share was issued to a third party for this agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

1.

Mineral Properties – Continued

b)

River Valley Farm In and Joint Venture - Continued

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

iv)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm In and Joint Venture - Continued

vi)

Western Front Property

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Within 5 business days of signing the agreement	(paid)	$5,000	-	$-
On or before 12 October 2001	(paid)	10,000	-	-
On or before 15 December 2001	(completed)	-	-	50,000
On or before 6 February 2002	(paid)	10,000	-	-
Within 15 days of receiving regulatory approval	(issued)	-	20,000	-
On or before 31 July 2002	(paid)	10,000	-	-
On or before 6 February 2003	(paid)	10,000	-	-
On or before 31 July 2003	* (paid)	10,000	-	-
Total		$55,000	20,000	$50,000

*  Payment made by the River Valley Joint Venture subsequent to year-end

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to 3% NSR.  The first 1% can be purchased for $1,000,000. The second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

c)

Agnew Lake Property

By agreement dated 15 August 2000 and amended 16 August 2001, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(i)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4e) electing to proceed with 2002 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2003			45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program		(i)	-	75,000
Total			$200,000	350,000

i)

The shares issued are to be valued at the 10 days trading average price prior to their dates of issuance.  The value of total shares issued is capped at a total value of $500,000.  The minimum price of the shares will be valued at $0.60 per share.

If Kaymin elects to fund the project beyond 2004, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 2004, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005, make cash payments and issue shares as follows:

		Collective Payments	Company Shares
Within 10 days of signing the agreement	(paid and issued)	$8,000	6,000
On or before 12 October 2002	(paid and issued)	10,000	7,000
On or before 12 October 2003		12,000	8,000
		$30,000	21,000

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 6 March 2005.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

e)

Agnew Lake Farm In

By agreement dated 25 May 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% of the company’s interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(completed)	$1,400,000
By 31 December 2002	($2,174,898 completed)	$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.  In total, Kaymin has advanced $2,669,105 towards the Agnew project up to 31 December 2002 meeting the required amount per the agreement as well as qualifying Kaymin to vest.  To date, Kaymin has not yet declared that they are vesting.  Assuming that Kaymin will vest, all further expenditures made up to $6,000,000 will increase Kaymin’s percentage proportionately up to a 49.5% interest.

Although the full amount of the funds was received from Kaymin by the company, the company, as Manager of the project, did not recommend this level of exploration within the time framework.  As at 31 July 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $246,959 (April 30, 2003 - $260,362).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a joint venture has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement in the prior year.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company, at its option, can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Thunder Bay Property

By agreement dated 15 November 2001, the company could acquire a 100% interest in certain mineral claims, known as the Thunder Bay property, located in the Greenwich Lake and Tartan Lake Townships, Thunder Bay Mining District, Ontario.  As consideration, the company, at its option, was to issue 60,000 shares (20,000 issued), make payments of $77,500 ($7,500 paid) and incur exploration expenditures of $750,000 ($145,900 incurred).

During the year, management decided to abandon this property and formally terminated the option agreement and accordingly, all related costs have been written off.

h)

Glitter Lake Property

By agreement dated 15 August 2003, the company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement		10,000
Within 5 business days of receiving regulatory approval			20,000
On or before 15 April 2004		-	-	150,000
On or before 15 August 2004		15,000	-	-
On or before the 1st anniversary of receiving regulatory approval			20,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval			20,000
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

h)

Glitter Lake Property - Continued

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or such amount which will result in having the company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to regulatory approval.

i)

Nunavut Property

By agreement dated 21 August 2001, the company could acquire a 100% interest in certain mineral claims in Nunavut.  As consideration, the company, at its option, was required to make payments of $110,000 (not paid), issue 150,000 shares (not issued), fund reconnaissance exploration of up to $25,000 ($23,865 incurred) and incur exploration expenditures of $750,000 (not incurred).

During the prior year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

j)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003, the company can acquire, from Freegold, up to a 50% interest in 785 claim units known as the Union Bay Property, located in South East Alaska.  As consideration, the company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval		-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004		20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	* (completed)	$30,000
On or before 1 July 2004		$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the company vests with a 50% interest (Note 12b), and subsequently vests with an interest in the property, the company and the optionor shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the company shall relinquish its right to earn a 60% or 70% interest.  The company will issue shares to the value of $100,000 to Freegold within 15 days of the company becoming vested.  In addition, the company will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement.

k)

Kane Property, Alaska

The company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

4.

Mineral Properties - Continued

l)

Labrador Property

The company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties.  As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% NSR.

During a prior year, management wrote down this property to $1.

As at 30 April 2003, the company continues to hold an interest in two licenses representing 112 mineral claims.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	July 31 2003 Net Book Value	April 30 2003 Net Book Value
Furniture and office equipment	$106,479	$(42,366)	$64,113	$64,113
Automotive equipment	13,017	(5,272)	7,745	7,745
	$119,496	$(47,638)	$71,858	$71,858

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the period, engineering and consulting fees of $25,960 and $5,280 were paid by the company and the River Valley Joint Venture respectively, to a director of the company.

b)

During the period, fees for consulting services in the amount of $2,475  were paid to a director of the company.

c)

During the period, fees for consulting services in the amount of $14,714 were paid to a company controlled by an officer.

d)

During the period, management fees of $17,280 were paid to a company controlled by an officer and director.

e)

During the period, rent in the amount of $13,437 was paid to a company controlled by an officer and director.

f)

During the period, accounting fees of $12,300 were paid to a company controlled by an officer.

g)

During the period, management fees of $47,631 were received from the River Valley Joint Venture.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

7.

Share Capital

a)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 12 February 2002, the company issued 188,636 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $103,750.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a share issuance of 15,091 shares.

On 2 April 2002, the company issued a 166,666 flow-through shares by private placement to a director of the company.  Gross proceeds of the flow-through issue were $100,000.

On 30 September 2002, the company issued 416,667 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $250,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.75 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a cash payment of $20,000.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that are not spent at the balance sheet date.

a)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.  Options vest on the grant date.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

1.

Share Capital – Continued

b)

Share Purchase Options - Continued

i)

A summary of the company’s options at 31 July 2003 and the changes for the year are as follows:

Number Outstanding 30 April 2003	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 July 2003	Exercise Price per Share	Expiry Date
-	-	-	-	-	-	$ 0.47	17 August 2003
70,000	-	-	-	-	70,000	$ 0.60	20 April 2004
13,000	-	-	-	-	13,000	$ 0.44	20 October 2004
469,500	-	-	-	-	469,500	$ 0.83	28 February 2005
505,000	-	-	-	-	505,000	$ 0.60	3 May 2005
30,000	-	-	-	-	30,000	$ 2.10	3 May 2005
379,000	-	-	-	-	379,000	$ 0.60	15 December 2003
435,000	-	-	-	-	435,000	$ 0.60	31 December 2006
1,000,000	-	-	-	-	1,000,000	$ 0.60	31 December 2006
-	100,000	-	-	-	100,000	$ 0.45	1 July 2004
2,901,500	100,000	-	-	-	3,001,500

ii)

Non-employees were granted 100,000 options.  This resulted in compensation expense of $22,845, which has been recorded in consulting fees for the period ended 31 July 2003.  The offsetting entry is to contributed surplus.

iii)

The pro forma effect on net loss and loss per share for the period ended 31 July 2003 of the actual results had the company accounted for the NIL stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(203,523)
Pro forma	$(203,523)

iv)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.04%
Expected dividend yield	NIL
Expected stock price volatility	43.00%
Average expected option life in years	1 year

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

7.

Share Capital – Continued

c)

Share Purchase Warrants

A summary of the company’s warrants at 31 July 2003 and 2002, and the changes for the years ending on those dates, is as follows:

	July 31, 2003		April 30, 2003
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	390,753	$ 0.65	746,159	$0.69
Granted	-	$ 0.00	208,334	$0.75
	-	$ 0.00	30,000	0.54
	-	$ 0.00	55,555	0.45
Exercised	-	$ 0.00	(16,500)	$0.67
Forfeited	-	$ 0.00	(632,795)	0.70
Balance - End of year	390,753	$ 0.65	390,753	$0.65

As at 31 July 2003, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Flow-through	96,864	$ 0.60	30 December 2003
Non flow-through	5,000	$ 0.54	30 September 2003
Non flow-through	5,000	$ 0.54	30 October 2003
Non flow-through	5,000	$ 0.54	30 November 2003
Non flow-through	208,334	$ 0.75	30 December 2003
Non flow-through	5,000	$ 0.54	31 December 2003
Non flow-through	5,000	$ 0.54	30 January 2004
Non flow-through	5,000	$ 0.54	28 February 2004
Non flow-through	55,555	$ 0.45	6 November 2007
	390,753

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $3,788,000 which may be carried forward indefinitely.  These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $2,026,000 which may be carried forward and expire as follows:

Amount
2004	$26,000
2005	93,000
2009	833,000
2010	1,074,000
$2,026,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year’s compensation.  During the year, this agreement expired, however, the company continues to pay $5,760 on a month to month basis.  The company plans to renew the contract for an additional three years in due course.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$32,760
2005	32,760
2006 (expiry in June 2005)	5,460
$70,980

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

9.

Commitments - Continued

c)

By agreement dated 5 June 2002 and amended 6 November 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of $5,000 per month (payable in share purchase warrants for November 2002 and February to May 2003 exercisable at the 10 day trading average prior to the grant date expiring 6 November 2007) until the earlier of the date an engagement letter for offering is signed and the date this agreement is terminated.  As consideration for completing the offering, the company will pay the advisor a flat fee of $25,000 per 1,000,000 shares so placed (or a cash amount proportional to such lesser number of shares) to a maximum of 3,000,000 shares.

d)

By agreement dated 15 July 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for a term of three months for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of U.S. $4,500 per month and grant 5,000 share purchase warrants each month.  The warrants will be for 12 months and exercisable at the 10 day trading average prior to the grant date.

The company will also pay the advisor a finder’s fee where the advisor has acted as lead manager or has directly placed shares with institutions or individuals.  This fee can be paid in cash or shares with a maximum of 50% of the fee being payable in shares.

•

6% of initial U.S. $1,000,000 raised

•

5% of subsequent U.S. $1,000,001 to U.S. $3,000,000 raised

•

4% of funds raised in excess of U.S. $3,000,000

10.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 July 2003
Canadian Funds

12.

Subsequent Events

a)

Private Placements

i)

Subsequent to quarter-end, the company is arranging a brokered private placement of up to 2,222,222 units at a price of $0.45 per unit for gross proceeds of up to $1,000,000 on a best efforts basis.  Each unit will be convertible into one common share of the company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.60 per common share.  In addition, the company will also issue up to 1,111,111 flow-through common shares at a price of $0.45 per share for gross proceeds of $500,000.  The agents will be paid a cash fee equal to 7% of the gross proceeds.  The agents will also receive broker warrants entitling them to purchase that number of common shares which is equal to 10% of the total number of units and flow-through common shares placed in the private placements.  The broker warrants will be exercisable at $0.50 per common share and will expire 12 months after the closing date.

ii)

The company will further complete a non-brokered private placement of up to 1,111,111 units at a price of $0.45 per unit for gross proceeds of $500,000.  Each unit will consist of one common share of the company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.60 per common share.

The private placement financings are subject to regulatory approval.

b)

Joint Venture Agreement

Subsequent to quarter-end, the company signed a joint venture agreement with Lonmin PLC (“Lonmin”) (a major mining company) and Freegold with regard to the Union Bay platinum project (Note 4j) in Alaska, U.S.A.  Under the agreement, Lonmin will finance a U.S. $815,000 exploration program slated to begin immediately.  Lonmin has the option to continue financing the Union Bay project by expending a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Under the agreement, Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and Freegold will each repay their share and contribute pro rata to operating costs.  The company will be the operator of the project during the exploration phase.

PRESIDENT’S LETTER

Pacific North West Capital Corp. (PFN) continues to actively engage in exploration for platinum group metals  (PGM) throughout North America. PFN currently holds three PGM properties, the River Valley and Agnew Lake PGM Projects, located near Sudbury, Ontario, and the Union Bay Platinum Project in southeast Alaska.

Both River Valley and Agnew Lake are 100% funded by Anglo American Platinum Corporation Limited, the world’s largest producer of PGM.

River Valley

Results from PFN’s primary project, River Valley, continue to be impressive. A $5.3 million exploration program is in progress which includes a 45,000 metre diamond drill program. Most recently drilling intersected the highest grade platinum-palladium intersection to date on the project, 47 metres of 5.02 g/t platinum + palladium. As the current program progresses, drilling will test several outcropping mineralized PGM targets identified along the 6 km long intrusive contact zone extending southeast from Lismer’s Ridge.  These include multi-gram surface PGM occurrences and several newly identified targets defined by the surface program completed in fall 2002.

PFN is very pleased with the exploration progress to date and expects to be able to report increased mineral resources in October 2003.

Agnew Lake

The 2003 exploration program on the Agnew Lake Property is currently in progress. Anglo Platinum through its wholly owned subsidiary, Kaymin Resources Limited, may earn a 49.5% interest in the project by expending $6,000,000 on exploration by December 31st, 2004, a 57% interest by completing a feasibility study and a 60% interest by funding the project through to commercial production.  Agnew Lake is currently under option to PFN from Platinum Group Metals Inc.

Union Bay

In May 2003, PFN entered into a Joint Venture Agreement with Lonmin PLC, the world’s third largest primary underground producer of PGM metals to explore the Union Bay Project in southeast Alaska.  In 2002, Lonmin produced 1.5 million ounces of platinum, palladium and gold.  PFN has the right to earn a 50% interest in this project, under an agreement with a third party.  Lonmin has agreed to expend a guaranteed US$815,000 on exploration in 2003. A US $815,000 mapping, drilling and sampling program was carried out during the summer months, and resulted in the discovery of a potentially significant new platinum-bearing zone, the Continental Zone. An additional US $120,000 has been approved by Lonmin to further explore this new zone through mapping,channel sampling, geochemical and mineralogical analysis. The program is currently in progress. Results from the summer program are being interpreted and will be released in the coming weeks.

Unlike most junior mining companies PFN is in the enviable position of having its three principal exploration projects 100% funded by major mining companies. PFN’s exploration budget for 2003 is $6.8 million.  PFN is the operator on all three projects and receives a management fee.

PFN is at the forefront of platinum group metal exploration and intends to maintain its position by aggressively targeting new projects for acquisition and farming out to major and junior mining companies. PFN has recently announced a $2 million financing which will assist it in achieving this objective. The current upward trend in PGM prices, most notably those of platinum and palladium provides PFN with substantial growth opportunities.

On behalf of the Board of Directors, I wish to thank you our shareholders for your continued support. Should you have any questions please do not hesitate to contact me at 1.800.667.1870.

“Harry Barr”

Harry Barr

President

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the consolidated financial statements.

Results of Operations

The first quarter ending July 31, 2003 resulted in a net loss of $203,523 which compares with a loss of $236,434 for the same period in 2002. General and administrative expenses for the period ending July 31, 2003 were $252,013, an increase of $14,345 over the same period in 2002. Consulting fees of $82,609 were recorded which included $22,845 in stock compensation expense.  During the previous year, the company  adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $22,845 with the pro forma value of $NIL to directors and employees disclosed in note 7 b iii.  Mineral property costs of $6,032 were written off while all other general and administrative costs were comparable to the previous year as the Company continued to actively explore its mineral properties. The terms of the River Valley Farm In Agreement have been met and a joint venture is now in force.

During the quarter ended July 31, 2003, mineral property costs of $220,918 were incurred with $159,749  being funded by Anglo Platinum (Kaymin Resources Limited).  Interest and other income was $6,890 as compared to $1,234 the previous year.  Project management fees of $47,632 were earned during the year as compared to $NIL the previous year.

Investor and shareholder relations activities undertaken by the company during the period ended July 31, 2003 cost $67,586 as compared to $84,723 for the same period in 2002.  These activities included attendance at various trade shows.

 Liquidity and Capital Resources

At July 31, 2003, the Company’s working capital, defined as current assets less current liabilities, was $1,264,216 compared with working capital of $1,085,456 at April 30, 2003.

The Company has a portfolio of investments with a book value of $157,500 and a market value of $159,750 as at July 31, 2003. The main investment consists of 412,500 shares of Freegold Ventures Limited which has certain directors in common. These amounts are included in the above working capital.

During the quarter ended July 31, 2003, $414,575 in share subscriptions were received. The Company has total issued and outstanding of 21,165,701 shares at July 31, 2003.

 PACIFIC NORTH WEST CAPITAL CORP.

MAY 1, 2003 – JULY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

See financial statements for details.

b)

Options granted:

See financial statements for details.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

See financial statements for details.

a)

Shares issued and outstanding:

See financial statements for details.

c)

Options, warrants and convertible securities outstanding:

See financial statements for details.

d)

Shares subject to escrow or pooling agreements.

See financial statements for details.

PACIFIC NORTH WEST CAPITAL CORP.

MAY 1, 2003 – JULY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Harry Barr

President and Chief Executive Officer, Director

John Royall

Vice President Business Development, Director

Lindsay Bottomer

Director

Bernard Barlin

Director

Gordon Steblin

Chief Financial Officer

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on September 30, 2003 of 2,160,222 common shares of the Issuer, 1,080,111 share purchase warrants and 216,022 broker warrants of the Issuer; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 30th day of September, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

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